FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Greenwich Capital Acceptance, Inc.	0000826219
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, July 27, 2005, Series 2005-HY1	333-121661

Name of Person Filing the Document
(If Other than the Registrant)


05062351

PROCESSED
AUG 01 2005
THOMSON
FINANCIAL


SEC MAIL PROCESSING
RECEIVED
2005
WASH, D.C.
SECTION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 27, 2005

GREENWICH CAPITAL ACCEPTANCE, INC.

By: ______________________

Name: Frank Skibo

Title: Managing Director

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.



Deal Name	Greenpoint 2005-HY1		
Tranche, Ratings	Class M2	AA/Aa2	
NO PREPAY STRESS			
Fwd LIBOR/Swap Shift	**Forward LIBOR**	**+200bp**	
Prepay Assumptions	1.00x Base Case	1.00x Base Case	
Loss Severity: 40%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	9.01%	1.79%	
CDR - Yield Break	8.54 CDR	1.49 CDR	
% Cum Loss 1st $ Principal Loss	8.98%	6.96%	
CDR - 1st $ Principal Loss	8.5 CDR	6.33 CDR	
Loss Severity: 60%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	9.23%	1.82%	
CDR - Yield Break	5.53 CDR	1 CDR	
% Cum Loss 1st $ Principal Loss	9.19%	7.09%	
CDR - 1st $ Principal Loss	5.5 CDR	4.13 CDR	
Loss Severity: 40%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	7.93%	5.96%	
CDR - Yield Break	7.36 CDR	5.32 CDR	
% Cum Loss 1st $ Principal Loss	7.90%	5.95%	
CDR - 1st $ Principal Loss	7.33 CDR	5.31 CDR	
Loss Severity: 60%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	8.43%	1.61%	
CDR - Yield Break	5 CDR	0.88 CDR	
% Cum Loss 1st $ Principal Loss	8.40%	6.36%	
CDR - 1st $ Principal Loss	4.98 CDR	3.67 CDR	
Fwd LIBOR/Swap Shift	**Forward LIBOR**	**+200bp**	**+200bp**
Prepay Assumptions	1.00x Base Case	0.50x Base Case	Fixed - 50%
			Floating - 100%
Loss Severity: 50%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	9.14%	5.86%	1.82%
CDR - Yield Break	6.71 CDR	2.25 CDR	1.2 CDR
% Cum Loss 1st $ Principal Loss	9.11%	10.42%	7.04%
CDR - 1st $ Principal Loss	6.68 CDR	4.34 CDR	5 CDR
Loss Severity: 50%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	8.23%	9.15%	1.56%
CDR - Yield Break	5.96 CDR	3.72 CDR	1.03 CDR
% Cum Loss 1st $ Principal Loss	8.19%	9.13%	6.19%
CDR - 1st $ Principal Loss	5.93 CDR	3.71 CDR	4.34 CDR

Deal Name	Greenpoint 2005-HY1		
Tranche, Ratings	Class M4	A/A2	
NO PREPAY STRESS			
Fwd LIBOR/Swap Shift	**Forward LIBOR**	**+200bp**	
Prepay Assumptions	1.00x Base Case	1.00x Base Case	
Loss Severity: 40%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	6.87%	1.96%	
CDR - Yield Break	6.25 CDR	1.63 CDR	
% Cum Loss 1st $ Principal Loss	6.83%	4.81%	
CDR - 1st $ Principal Loss	6.21 CDR	4.21 CDR	
Loss Severity: 60%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	7.03%	2.00%	
CDR - Yield Break	4.1 CDR	1.1 CDR	
% Cum Loss 1st $ Principal Loss	7.00%	4.90%	
CDR - 1st $ Principal Loss	4.08 CDR	2.78 CDR	
Loss Severity: 40%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	6.04%	1.64%	
CDR - Yield Break	5.41 CDR	1.36 CDR	
% Cum Loss 1st $ Principal Loss	6.01%	4.11%	
CDR - 1st $ Principal Loss	5.38 CDR	3.55 CDR	
Loss Severity: 60%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	6.42%	1.77%	
CDR - Yield Break	3.72 CDR	0.97 CDR	
% Cum Loss 1st $ Principal Loss	6.39%	4.39%	
CDR - 1st $ Principal Loss	3.7 CDR	2.48 CDR	
Fwd LIBOR/Swap Shift	**Forward LIBOR**	**+200bp**	**+200bp**
Prepay Assumptions	1.00x Base Case	0.50x Base Case	Fixed - 50%
			Floating - 100%
Loss Severity: 50%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	6.96%	8.38%	1.99%
CDR - Yield Break	4.95 CDR	3.36 CDR	1.32 CDR
% Cum Loss 1st $ Principal Loss	6.92%	8.38%	4.86%
CDR - 1st $ Principal Loss	4.92 CDR	3.36 CDR	3.35 CDR
Loss Severity: 50%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	6.26%	5.38%	1.71%
CDR - Yield Break	4.41 CDR	2.05 CDR	1.13 CDR
% Cum Loss 1st $ Principal Loss	6.22%	7.32%	4.27%
CDR - 1st $ Principal Loss	4.38 CDR	2.88 CDR	2.92 CDR

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.



Greenpoint 2005-HY1 - Breakeven Analysis
Princeton Advisory

Settle	7/28/2005
First Payment	8/25/2005

Class M4	***Fwd***	***Fwd + 100***	***Fwd + 200***	***Fwd + 300***
75% PricingSpeed				
Default	3.92 CDR	3.27 CDR	2.74 CDR	2.65 CDR
Price	100-00	100-00	100-00	100-00
Disc Margin	86.8	89.6	77.1	69.4
WAL for Princ Pmts	16.85	17.23	17.59	17.74
Total Collat Loss (Collat Maturity)	8.45%	7.18%	6.12%	5.94%
100% PricingSpeed				
Default	4.08 CDR	3.36 CDR	2.78 CDR	2.69 CDR
Price	100-00	100-00	100-00	100-00
Disc Margin	90.6	91.7	77.0	73.7
WAL for Princ Pmts	12.85	13.01	13.33	13.36
Total Collat Loss (Collat Maturity)	7.00%	5.85%	4.90%	4.75%
125% PricingSpeed				
Default	4.26 CDR	3.51 CDR	2.9 CDR	2.83 CDR
Price	100-00	100-00	100-00	100-00
Disc Margin	91.0	90.8	77.6	65.5
WAL for Princ Pmts	10.16	10.32	10.45	10.50
Total Collat Loss (Collat Maturity)	6.09%	5.07%	4.23%	4.13%

LIBOR_1MO	Forward
LIBOR_6MO	Forward
Loss Severity	60%
Servicer Advances	100%
Liquidation Lag	12
Triggers	FAIL
Optional Redemption	Run to Maturity

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.


SEC MAIL PROCESSING
RECEIVED
WASH, D.C.
192
SECTION

Greenpoint 2005-HY1
Excess Spread Analysis
Princeton Advisory

FRM PPC:	115%
ARM PPC:	100%
Enable Call:	Yes
LIBOR:	Forward + 100

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread
1	3.27000	3.63300	1.19
2	4.43900	4.74100	1.43
3	4.57900	4.82600	1.45
4	4.68000	4.89300	1.19
5	4.79300	4.94700	1.24
6	4.87200	4.98400	1.00
7	4.91000	5.01100	0.96
8	4.93700	5.03600	1.44
9	4.97400	5.05900	0.89
10	5.00200	5.08000	1.04
11	5.01000	5.10000	0.86
12	5.03400	5.12100	1.00
13	5.05500	5.14100	0.81
14	5.07400	5.16300	0.79
15	5.09800	5.18500	0.94
16	5.11800	5.20200	0.75
17	5.13300	5.21200	0.91
18	5.15500	5.21600	0.71
19	5.18400	5.21700	0.68
20	5.20300	5.21500	1.19
21	5.19800	5.21300	0.67
22	5.17500	5.21500	0.86
23	5.16000	5.22400	0.80
24	5.15900	5.23800	0.98
25	5.17400	5.25400	0.85
26	5.19200	5.27000	0.84
27	5.21000	5.28500	0.99
28	5.22600	5.29800	0.80
29	5.24100	5.30900	0.96
30	5.25500	5.31900	0.78
31	5.26800	5.32700	0.77
32	5.27800	5.33200	1.10
33	5.28700	5.33600	0.75
34	5.29400	5.33900	0.91
35	5.29900	5.34100	1.47
36	5.30100	5.34200	1.66
37	5.30100	5.34400	1.81
38	5.30200	5.34600	1.82
39	5.30300	5.35000	2.01
40	5.30500	5.35400	1.82
41	5.30700	5.35900	2.01
42	5.31000	5.36600	1.83
43	5.31500	5.37400	1.83
44	5.32100	5.38300	2.38
45	5.32800	5.39200	1.82
46	5.33600	5.40200	2.00
47	5.34700	5.41000	1.83
48	5.35900	5.41800	2.01
49	5.36900	5.42500	1.83
50	5.37500	5.43200	1.83
51	5.38200	5.43800	2.01
52	5.38800	5.44400	1.82
53	5.39400	5.45000	2.03
54	5.40000	5.45600	1.84
55	5.40600	5.46100	1.85
56	5.41200	5.46700	2.41
57	5.41700	5.47300	1.85
58	5.42300	5.47900	2.05
59	5.42800	5.48600	2.02
60	5.43400	5.49300	2.21
61	5.44000	5.50000	2.11
62	5.44700	5.50700	2.11
63	5.45400	5.51400	2.29
64	5.46100	5.52100	2.11
65	5.46800	5.52900	2.32
66	5.47500	5.53600	2.14
67	5.48200	5.54300	2.15
68	5.49000	5.55100	2.72
69	5.49700	5.55800	2.15
70	5.50400	5.56600	2.34
71	5.51100	5.57300	2.18
72	5.51800	5.58100	2.37
73	5.52600	5.58800	2.20
74	5.53300	5.59600	2.20
75	5.54100	5.60300	0.00
76	5.54800	5.61100	0.00
77	5.55500	5.61900	0.00

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.



GreenPoint 2005-HY1 - Breakeven Analysis
Declaration

Settle	7/28/2005
First Payment	8/25/2005

Class M1	Fwd LIBOR	Fwd LIBOR	Fwd LIBOR + 200	Fwd LIBOR + 200
Default	3118.37 SDA	2315.02 SDA	2424.36 SDA	1824.01 SDA
WAL for Princ Pmts	8.49	9.10	9.07	9.54
Total Collat Loss (Collat Maturity)	10.10%	10.25%	8.29%	8.41%
Loss Severity	35%	45%	35%	45%

Class M2	Fwd LIBOR	Fwd LIBOR	Fwd LIBOR + 200	Fwd LIBOR + 200
Default	2546.6 SDA	1912.67 SDA	1929.98 SDA	1466.5 SDA
WAL for Princ Pmts	10.20	10.73	10.77	11.16
Total Collat Loss (Collat Maturity)	8.61%	8.74%	6.86%	6.96%
Loss Severity	35%	45%	35%	45%

Prepay	100 PricingSpeed
Servicer Advances	100%
Liquidation Lag	12
Triggers	FAIL
Optional Redemption	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.



Deal Name	Greenpoint 2005-HY1		
Tranche, Ratings	Class M1	AA+/Aa1	
NO PREPAY STRESS			
Fwd LIBOR/Swap Shift	**Forward LIBOR**	**+200bp**	
Prepay Assumptions	1.00x Base Case	1.00x Base Case	
Loss Severity: 40%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	10.45%	1.65%	
CDR - Yield Break	10.18 CDR	1.37 CDR	
% Cum Loss 1st $ Principal Loss	10.41%	8.40%	
CDR - 1st $ Principal Loss	10.13 CDR	7.85 CDR	
Loss Severity: 60%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	10.71%	1.68%	
CDR - Yield Break	6.53 CDR	0.92 CDR	
% Cum Loss 1st $ Principal Loss	10.65%	8.55%	
CDR - 1st $ Principal Loss	6.49 CDR	5.07 CDR	
Loss Severity: 40%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	9.20%	1.39%	
CDR - Yield Break	8.75 CDR	1.15 CDR	
% Cum Loss 1st $ Principal Loss	9.17%	7.18%	
CDR - 1st $ Principal Loss	8.71 CDR	6.56 CDR	
Loss Severity: 60%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	9.79%	1.48%	
CDR - Yield Break	5.9 CDR	0.81 CDR	
% Cum Loss 1st $ Principal Loss	9.74%	7.67%	
CDR - 1st $ Principal Loss	5.87 CDR	4.5 CDR	
Fwd LIBOR/Swap Shift	**Forward LIBOR**	**+200bp**	**+200bp**
Prepay Assumptions	1.00x Base Case	0.50x Base Case	Fixed - 50%
			Floating - 100%
Loss Severity: 50%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	10.60%	5.60%	1.67%
CDR - Yield Break	7.95 CDR	2.14 CDR	1.1 CDR
% Cum Loss 1st $ Principal Loss	10.55%	11.78%	8.49%
CDR - 1st $ Principal Loss	7.91 CDR	5.03 CDR	6.16 CDR
Loss Severity: 50%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	9.55%	4.87%	1.44%
CDR - Yield Break	7.05 CDR	1.84 CDR	0.95 CDR
% Cum Loss 1st $ Principal Loss	9.50%	10.30%	7.47%
CDR - 1st $ Principal Loss	7.01 CDR	4.28 CDR	5.34 CDR

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.


SEC MAIL PROCESSING
2005
WASH, D.C.

Deal Name	Greenpoint 2005-HY1		
Tranche, Ratings	Class M1	AA+/Aa1	
NO PREPAY STRESS			
Fwd LIBOR/Swap Shift	Forward LIBOR	+200bp	
Prepay Assumptions	1.00x Base Case	1.00x Base Case	
Loss Severity: 40%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	10.45%	1.65%	
CDR - Yield Break	10.18 CDR	1.37 CDR	
% Cum Loss 1st $ Principal Loss	10.41%	8.40%	
CDR - 1st $ Principal Loss	10.13 CDR	7.85 CDR	
Loss Severity: 60%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	10.71%	1.68%	
CDR - Yield Break	6.53 CDR	0.92 CDR	
% Cum Loss 1st $ Principal Loss	10.65%	8.55%	
CDR - 1st $ Principal Loss	6.49 CDR	5.07 CDR	
Loss Severity: 40%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	9.20%	1.39%	
CDR - Yield Break	8.75 CDR	1.15 CDR	
% Cum Loss 1st $ Principal Loss	9.17%	7.18%	
CDR - 1st $ Principal Loss	8.71 CDR	6.56 CDR	
Loss Severity: 60%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	9.79%	1.48%	
CDR - Yield Break	5.9 CDR	0.81 CDR	
% Cum Loss 1st $ Principal Loss	9.74%	7.67%	
CDR - 1st $ Principal Loss	5.87 CDR	4.5 CDR	
Fwd LIBOR/Swap Shift	Forward LIBOR	+200bp	+200bp
Prepay Assumptions	1.00x Base Case	0.50x Base Case	Fixed - 50%
			Floating - 100%
Loss Severity: 50%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	10.60%	5.60%	1.67%
CDR - Yield Break	7.95 CDR	2.14 CDR	1.1 CDR
% Cum Loss 1st $ Principal Loss	10.55%	11.78%	8.49%
CDR - 1st $ Principal Loss	7.91 CDR	5.03 CDR	6.16 CDR
WAL for Princ Pmts	9.36	17.83	9.78
Principal Window Begin	90	173	94
Principal Window End	245	360	360
Loss Severity: 50%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	9.55%	4.87%	1.44%
CDR - Yield Break	7.05 CDR	1.84 CDR	0.95 CDR
% Cum Loss 1st $ Principal Loss	9.50%	10.30%	7.47%
CDR - 1st $ Principal Loss	7.01 CDR	4.28 CDR	5.34 CDR

Preliminary Term Sheet ***Date Prepared: June 20, 2005***

GreenPoint Mortgage Funding Trust 2005-HY1

$158,941,000 (Approximate, Subject to Final Collateral)
Publicly Offered Certificates
Adjustable Rate Residential Mortgage Loans

Class	Principal Balance [1]	WAL (Yrs) (Call/Mat) [2]	Pymt Window (Mths) (Call/Mat) [2]	Certificate Interest Rates	Tranche Type	Expected Ratings S&P/Moody's
1-A[3]	$314,579,000	Not Marketed Hereby		Floater	Senior	AAA/Aaa
2-A[3]	$117,421,000	2.73 / 2.90	1-74 / 1-162	Floater	Senior	AAA/Aaa
M-1[4]	$13,920,000	4.40 / 4.74	38-74 / 38-120	Floater	Subordinate	AA+/Aa1
M-2[4]	$7,200,000	4.39 / 4.70	37-74 / 37-111	Floater	Subordinate	AA/Aa2
M-3[4]	$6,960,000	4.38 / 4.65	37-74 / 37-104	Floater	Subordinate	A+/A1
M-4[4]	$3,600,000	4.38 / 4.61	37-74 / 37-97	Floater	Subordinate	A/A2
M-5[4]	$7,440,000	4.38 / 4.51	37-74 / 37-91	Floater	Subordinate	BBB/Baa2
M-6[4]	$2,400,000	4.32 / 4.32	37-74 / 37-75	Floater	Subordinate	BBB-/Baa3
M-7[4]	$3,600,000	Not Offered Herein		Floater	Subordinate	BB+/NR
Total	**$477,120,000**					

(1) Distributions on the Class 1-A and Class 2-A Certificates will be derived from the Group 1 and Group 2 Mortgage Loans, respectively (as described herein). Distributions on the Subordinate Certificates will be derived from all the Mortgage Loans (as described herein). Class sizes are subject to final collateral and rating agency approval and are subject to a +/- 10% variance.

(2) The WAL and Payment Windows to Call for the Class 1-A, Class 2-A, Class M-1, Class M-2 Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates are shown to the Clean-Up Call Date (as described herein).

(3) The Senior Certificates will have a Certificate Interest Rate equal to the lesser of (i) One-Month LIBOR plus a related margin (which margin doubles after the Clean-Up Call Date), (ii) the Net WAC Cap and (iii) 10.50%.

(4) The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates will have a Certificate Interest Rate equal to the lesser of (i) One-Month LIBOR plus a margin (which margin is multiplied by 1.5 after the Clean-Up Call Date), (ii) the Net WAC Cap and (iii) 10.50%.

Depositor:	Greenwich Capital Acceptance, Inc.
Underwriter:	Greenwich Capital Markets, Inc.
Originator:	Greenpoint Mortgage Funding, Inc.
Servicer:	Greenpoint Mortgage Funding, Inc.
Trustee and Custodian:	Deutsche Bank National Trust Company.
Rating Agencies:	S&P and Moody's will rate the Offered Certificates. It is expected that the Certificates will be assigned the credit ratings on page 1 of this Preliminary Term Sheet.
Statistical Cut-off Date:	June 1, 2005.
Cut-off Date:	For each Mortgage Loan in the mortgage pool on the Closing Date, the close of business on July 1, 2005. For each Mortgage Loan subsequently acquired by the trust with funds from the Pre-Funding Account, the later of the (i) origination date of the Mortgage Loan or (ii) the first day of the month in which such Mortgage Loan was acquired.
Pricing Date:	On or about June [22], 2005.
Closing Date:	On or about July 28, 2005.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day), commencing in August 2005.
Certificates:	The "***Senior Certificates***" will consist of the Class 1-A and Class 2-A Certificates. The "***Subordinate Certificates***" will consist of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates. The Senior Certificates and the Subordinate Certificates (other than the Class M-7 Certificates) are collectively referred to herein as the "***Offered Certificates***". The Senior Certificates and Subordinate Certificates are collectively referred to herein as the "***Certificates***."
Accrued Interest:	The Offered Certificates will settle flat.
Accrual Period:	The interest accrual period for each Distribution Date will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).
Registration:	The Offered Certificates will be made available in book-entry form through DTC, and upon request only, through Clearstream, Luxembourg and Euroclear system.
Federal Tax Treatment:	It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests along with rights under interest rate cap agreements held outside the REMIC for tax purposes.

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of any of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA or other similar laws.

SMMEA Treatment: The Senior Certificates and the Class M-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a clean-up call (the "***Clean-up Call***") which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to [10]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter).

Mortgage Loans: As of the Statistical Cut-off Date, the aggregate principal balance of the Initial Mortgage Loans described herein is approximately $341,781,227 (the "***Initial Mortgage Loans***").

As of the Statistical Cut-off Date, the aggregate principal balance of the Group 1 Initial Mortgage Loans described herein is approximately $253,389,162 (the "***Group 1 Initial Mortgage Loans***"). The Group 1 Initial Mortgage Loans are conforming balance, non-convertible, adjustable rate mortgage loans, all of which adjust based on 6 month LIBOR and have initial rate adjustments occurring approximately 2, 3, 5, 7 or 10 years after the date of origination of each mortgage loan. Each of the Group 1 Initial Mortgage Loans has an original term to maturity of 30 years. See the attached preliminary collateral information.

As of the Statistical Cut-off Date, the aggregate principal balance of the Group 2 Initial Mortgage Loans described herein is approximately $88,392,065 (the "***Group 2 Initial Mortgage Loans***"). The Group 2 Initial Mortgage Loans are non-convertible, adjustable rate mortgage loans, all of which adjust based on 6 month LIBOR and have initial rate adjustments occurring approximately 2, 3 or 5 years after the date of origination of each mortgage loan. Each of the Group 2 Initial Mortgage Loans has an original term to maturity of 30 years. See the attached preliminary collateral information.

Pre-Funding Account: An account (the "***Pre-Funding Account***") will be established on the Closing Date into which approximately $138,218,773 will be deposited, of which approximately (i) $96,142,888 will be used to purchase subsequent conforming mortgage loans (the "***Group 1 Subsequent Mortgage Loans***") and (ii) $42,075,885 will be used to purchase subsequent conforming and non-conforming adjustable-rate mortgage loans (the "***Group 2 Subsequent Mortgage Loans***"). The Group 1 Subsequent Mortgage Loans and the Group 2 Subsequent Mortgage Loans are collectively referred to herein as the "***Subsequent Mortgage Loans***". During the period from the Closing Date to and including October 24, 2005 (the "***Pre-Funding Period***"), the amounts on deposit in the Pre-Funding Account will be used to purchase Subsequent Mortgage Loans having similar characteristics to the related Initial Mortgage Loans (with any unused portion of such deposit amount to be distributed as a payment of principal of the related Offered Certificates on the Distribution Date immediately following such date). The Initial Mortgage Loans and the Subsequent Mortgage Loans are collectively referred to herein as the "***Mortgage Loans***".

Net WAC Cap: In the case of the Class 1-A, Class 2-A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates, the weighted average of the net mortgage rates for the Mortgage Loans, adjusted for the related accrual period.

Net WAC Cap Carryover Amount: For any Distribution Date the "***Net WAC Cap Carryover Amount***" for any class of Offered Certificates is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the related Certificate Interest Rate (without giving effect to the New WAC Cap) over (b) the amount of interest accrued on such Class based on the Net WAC Cap and (ii) the unpaid portion of any Net WAC Cap Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Cap Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Yield Maintenance Agreement: On the Closing Date, the Trust will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Cap Carryover Amount on the Certificates to the extent necessary on the Distribution Dates occurring from September 2005 to November 2008. On each such Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of [10.50]% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Certificates and (b) the lesser of (i) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein and (ii) the aggregate principal balance of the Certificates and (c) the actual number of days in the related Interest Accrual Period divided by 360.

Credit Enhancement: Consists of the following:

1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination.

Excess Cashflow: The "***Excess Cashflow***" for any Distribution Date will be equal to the available funds remaining after priority 1) under "Priority of Distributions."

Overcollateralization Amount: The "***Overcollateralization Amount***" is equal to the excess of (i) the sum of the aggregate principal balance of the Mortgage Loans and any remaining amounts in the Pre-Funding Account over (ii) the aggregate principal balance of the Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 0.60% of the aggregate principal balance of the sum of (i) the Mortgage Loans as of the Cut-off Date and (ii) amounts in the Pre-funding Account as of the Closing Date.

Required Overcollateralization Amount:

On any Distribution Date, the "***Required Overcollateralization Amount***" is equal to:

(i) prior to the Stepdown Date, 0.60% of the sum of (i) the aggregate principal balance of the Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Account on the Closing Date, and

(ii) on or after the Stepdown Date, if no Trigger Event has occurred and is continuing, the greater of:

(a) 1.20% of the current principal balance of the Mortgage Loans;

(b) 0.35% of the sum of (i) the aggregate principal balance of the Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Account on the Closing Date (the "***OC Floor***"), and

(iii) during the occurrence and continuation of a Trigger Event, the Required Overcollateralization Target as of the previous Distribution Date.

Stepdown Date:

The earlier to occur of:

(i) the Distribution Date on which the principal balance of the Senior Certificates has been reduced to zero, and

(ii) the later to occur of:

a. the Distribution Date occurring in August 2008; and

b. the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to 20.00%.

Trigger Event:

A "***Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage exceeds [30.00]% of the current Credit Enhancement Percentage of the Senior Certificates or (ii) cumulative realized losses for the related Distribution Date as a percentage of the principal balance of the Mortgage Loans as of the Cut-off Date are greater than:

Distribution Date	Percentage
August 2007 – July 2008	[0.50]% for the first month plus an additional 1/12th of [0.50]% for each month thereafter
August 2008 – July 2009	[1.00]% for the first month plus an additional 1/12th of [0.50]% for each month thereafter
August 2009 – July 2010	[1.50]% for the first month plus an additional 1/12th of [0.50]% for each month thereafter
August 2010 – July 2011	[2.00]% for the first month plus an additional 1/12th of [0.25]% for each month thereafter
August 2011 and thereafter	[2.25]%

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date and any Certificate is equal to (i) the sum of (a) the aggregate principal balance of the Certificates subordinate to such Certificate and (b) the Overcollateralization Amount divided by (ii) the sum of (a) the aggregate principal balance of the Mortgage Loans and (b) the amounts on deposit in the Pre-Funding Account, if any.

	Initial Credit Enhancement Percentage	Target Credit Enhancement Percentage on or After Stepdown Date
Senior	10.00%	20.00%
M-1	7.10%	14.20%
M-2	5.60%	11.20%
M-3	4.15%	8.30%
M-4	3.40%	6.80%
M-5	1.85%	3.70%
M-6	1.35%	2.70%
M-7	0.60%	1.20%

Allocation of Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Any realized losses on the Mortgage Loans will be allocated as follows: *first*, by the Excess Cashflow, and *second*, by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, *first* to the Class M-7 Certificates, *second*, to the Class M-6 Certificates, *third*, to the Class M-5 Certificates, *fourth*, to the Class M-4 Certificates, *fifth*, to the Class M-3 Certificates, *sixth*, to the Class M-2 Certificates, and *seventh*, to the Class M-1 Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds, as follows: first, to pay servicing fees and trustee fees, second, monthly interest plus any previously unpaid interest to the Senior Certificates, third, monthly interest plus any previously unpaid interest to the Class M-1 Certificates, fourth, monthly interest plus any previously unpaid interest to the Class M-2 Certificates, fifth, monthly interest plus and previously unpaid interest to the Class M-3 Certificates, sixth monthly interest plus and previously unpaid interest to the Class M-4 Certificates, seventh, monthly interest plus and previously unpaid interest to the Class M-5 Certificates, eighth, monthly interest plus and previously unpaid interest to the Class M-6 Certificate, and ninth, monthly interest plus and previously unpaid interest to the Class M-7 Certificate. Any remaining interest funds will be distributed as part of Excess Cashflow pursuant to 2), 4), and 5) below.
2) Principal funds (including any amounts required to be withdrawn from Excess Cashflow to the extent necessary to increase the Overcollateralization Amount to the Required Overcollateralization Amount), as follows: monthly principal to the Senior Certificates, generally from the related loan group, as described under "Principal Paydown," then monthly principal to the Class M-1 Certificates as described under "Principal Paydown," then monthly principal to the Class M-2 Certificates as described under "Principal Paydown.", then monthly principal to the Class M-3 Certificates as described under "Principal Paydown." , then monthly principal to the Class M-4 Certificates as described under "Principal Paydown." ,then monthly principal to the Class M-5 Certificates as described under "Principal Paydown." then monthly principal to the Class M-6 Certificates as described under "Principal Paydown.", and then monthly principal to the Class M-7 Certificates as described under "Principal Paydown.
3) From the proceeds of the Yield Maintenance Agreement, to pay any Net WAC Cap Carryover Amount pro rata based on the aggregate principal balance of the Certificates.
4) To the extent available, any remaining Excess Cashflow to pay any remaining Net WAC Cap Carryover Amount, first, to the Senior Certificates, pro rata, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6, and then to the Class M-7, only to the extent the Net WAC Cap Carryover Amount remains unpaid.
5) Any remaining Excess Cashflow to the holders of the non-offered certificates as described in the prospectus supplement.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal (including Excess Cashflow used to pay principal) will be paid, to the Senior Certificates provided, however if the Senior Certificates have been retired, principal will be applied first to the Class M-1 Certificates, second to the Class M-2 Certificates, third to the Class M-3 Certificates, fourth to the Class M-4 Certificates, fifth to the Class M-5 Certificates, sixth to the Class M-6 Certificates, and seventh to the Class M-7 Certificates, until each class principal balance has been reduced to zero.

On or after the Stepdown Date and if a Trigger Event is not in effect, the Offered Certificates will be entitled to receive payments of principal (including Excess Cashflow used to pay principal) in the following order of priority: first, to the Senior Certificates, such that the Senior Certificates will have at least 20.00% credit enhancement, second to the Class M-1 Certificates such that the Class M-1 Certificates will have at least 14.20% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 11.20% credit enhancement, fourth to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 8.30% credit enhancement fifth to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 6.80%, sixth to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 3.70%, seventh to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 2.70%, and eighth to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 1.20%.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication which supersede these Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Sensitivity Tables

Class 2-A To Call

	70 PPC	85 PPC	100 PPC	120 PPC	140 PPC
WAL (yr)	3.70	3.13	2.73	2.31	2.01
MDUR (yr)	3.31	2.85	2.51	2.15	1.89
First Prin Pay	1	1	1	1	1
Last Prin Pay	104	86	74	61	52

Class 2-A To Maturity

	70 PPC	85 PPC	100 PPC	120 PPC	140 PPC
WAL (yr)	3.97	3.35	2.90	2.46	2.13
MDUR (yr)	3.50	3.01	2.64	2.27	1.98
First Prin Pay	1	1	1	1	1
Last Prin Pay	230	192	162	132	110

Class M-1 To Call

	70 PPC	85 PPC	100 PPC	120 PPC	140 PPC
WAL (yr)	5.98	5.01	4.40	3.90	3.66
MDUR (yr)	5.20	4.45	3.96	3.55	3.35
First Prin Pay	40	37	38	39	40
Last Prin Pay	104	86	74	61	52

Class M-1 To Maturity

	70 PPC	85 PPC	100 PPC	120 PPC	140 PPC
WAL (yr)	6.51	5.44	4.74	4.18	3.89
MDUR (yr)	5.55	4.75	4.21	3.77	3.54
First Prin Pay	40	37	38	39	40
Last Prin Pay	172	142	120	98	82

Class M-2 To Call

	70 PPC	85 PPC	100 PPC	120 PPC	140 PPC
WAL (yr)	5.98	5.01	4.39	3.86	3.58
MDUR (yr)	5.20	4.44	3.95	3.51	3.28
First Prin Pay	40	37	37	38	39
Last Prin Pay	104	86	74	61	52

Class M-2 To Maturity

	70 PPC	85 PPC	100 PPC	120 PPC	140 PPC
WAL (yr)	6.46	5.40	4.70	4.12	3.79
MDUR (yr)	5.51	4.72	4.18	3.71	3.45
First Prin Pay	40	37	37	38	39
Last Prin Pay	159	131	111	91	76

Class M-3 To Call

	70 PPC	85 PPC	100 PPC	120 PPC	140 PPC
WAL (yr)	5.98	5.01	4.38	3.85	3.55
MDUR (yr)	5.17	4.42	3.92	3.49	3.24
First Prin Pay	40	37	37	38	38
Last Prin Pay	104	86	74	61	52

Class M-3 To Maturity

	70 PPC	85 PPC	100 PPC	120 PPC	140 PPC
WAL (yr)	6.41	5.36	4.65	4.07	3.73
MDUR (yr)	5.45	4.67	4.12	3.67	3.39
First Prin Pay	40	37	37	38	38
Last Prin Pay	150	124	104	86	72

Class M-4 To Call

	70 PPC	85 PPC	100 PPC	120 PPC	140 PPC
WAL (yr)	5.98	5.01	4.38	3.84	3.51
MDUR (yr)	5.16	4.41	3.91	3.48	3.21
First Prin Pay	40	37	37	37	38
Last Prin Pay	104	86	74	61	52

Class M-4 To Maturity

	70 PPC	85 PPC	100 PPC	120 PPC	140 PPC
WAL (yr)	6.34	5.30	4.61	4.03	3.67
MDUR (yr)	5.40	4.62	4.08	3.63	3.33
First Prin Pay	40	37	37	37	38
Last Prin Pay	138	114	97	79	67

Class M-5 To Call

	70 PPC	85 PPC	100 PPC	120 PPC	140 PPC
WAL (yr)	5.98	5.01	4.38	3.81	3.50
MDUR (yr)	5.03	4.32	3.84	3.40	3.14
First Prin Pay	40	37	37	37	37
Last Prin Pay	104	86	74	61	52

Class M-5 To Maturity

	70 PPC	85 PPC	100 PPC	120 PPC	140 PPC
WAL (yr)	6.20	5.18	4.51	3.92	3.59
MDUR (yr)	5.17	4.44	3.93	3.48	3.22
First Prin Pay	40	37	37	37	37
Last Prin Pay	131	108	91	75	64

Class M-6 To Call

	70 PPC	85 PPC	100 PPC	120 PPC	140 PPC
WAL (yr)	5.92	4.96	4.32	3.77	3.44
MDUR (yr)	4.87	4.20	3.73	3.32	3.05
First Prin Pay	40	37	37	37	37
Last Prin Pay	104	86	74	61	52

Class M-6 To Maturity

	70 PPC	85 PPC	100 PPC	120 PPC	140 PPC
WAL (yr)	5.92	4.96	4.32	3.78	3.44
MDUR (yr)	4.88	4.20	3.73	3.32	3.05
First Prin Pay	40	37	37	37	37
Last Prin Pay	107	88	75	62	53

Yield Maintenance Agreement Schedule

Period	Effective Notional Amount ($)	Cap Strike (%)	Cap Ceiling (%)
1	N/A	N/A	N/A
2	475,115,207	6.09956	10.50000
3	472,064,863	6.30285	10.50000
4	468,458,802	6.09950	10.50000
5	464,301,552	6.30278	10.50000
6	459,599,600	6.09943	10.50000
7	454,361,399	6.09940	10.50000
8	448,597,365	6.75286	10.50000
9	442,319,867	6.09933	10.50000
10	435,543,201	6.30260	10.50000
11	428,283,552	6.09925	10.50000
12	420,558,951	6.30252	10.50000
13	412,389,211	6.09918	10.50000
14	403,795,856	6.09914	10.50000
15	394,802,042	6.30240	10.50000
16	385,432,459	6.09906	10.50000
17	375,713,230	6.30232	10.50000
18	365,671,793	6.09898	10.50000
19	355,336,950	6.09893	10.50000
20	344,738,372	6.75234	10.50000
21	333,906,646	6.09884	10.50000
22	322,873,990	6.30209	10.50000
23	311,676,693	6.28296	10.50000
24	300,692,753	6.51000	10.50000
25	289,941,758	6.40832	10.50000
26	279,566,693	6.40820	10.50000
27	269,558,919	6.62168	10.50000
28	259,905,443	6.40795	10.50000
29	250,593,730	6.74792	10.50000
30	241,614,876	6.54287	10.50000
31	232,954,170	6.61480	10.50000
32	224,601,781	7.07085	10.50000
33	216,544,964	6.61453	10.50000
34	208,773,267	6.83900	10.50000
35	201,276,708	9.18241	10.50000
36	194,012,605	9.53495	10.50000
37	187,006,440	10.30023	10.50000
38	180,919,494	10.30005	10.50000
39	0	N/A	N/A
40	168,247,685	10.30048	10.50000
41 and thereafter	0	0	0

Effective Net WAC Cap Schedule

Period	Effective Net WAC Cap Schedule [(1)]	Period	Effective Net WAC Cap Schedule [(1)]
1	4.83	38	10.50
2	10.50	39	10.64
3	10.50	40	10.50
4	10.50	41	11.16
5	10.50	42	10.81
6	10.50	43	11.01
7	10.50	44	12.19
8	10.50	45	11.01
9	10.50	46	11.38
10	10.50	47	11.01
11	10.50	48	11.38
12	10.50	49	11.01
13	10.50	50	11.01
14	10.50	51	11.38
15	10.50	52	11.01
16	10.50	53	11.38
17	10.50	54	11.01
18	10.50	55	11.01
19	10.50	56	12.19
20	10.50	57	11.02
21	10.50	58	11.42
22	10.50	59	11.48
23	10.50	60	11.87
24	10.50	61	11.72
25	10.50	62	11.72
26	10.50	63	12.11
27	10.50	64	11.72
28	10.50	65	12.11
29	10.50	66	11.72
30	10.50	67	11.72
31	10.50	68	12.98
32	10.50	69	11.72
33	10.50	70	12.11
34	10.50	71	11.72
35	10.50	72	12.11
36	10.50	73	11.72
37	10.50	74	11.72

(1) The Effective Net WAC Cap Schedule is calculated assuming that the current rate for all indices is 20.00% after the first Distribution Date and is run at the pricing speed of 100% PPC to the Clean-up Call Date (Actual/ 360 basis). Includes proceeds from the Yield Maintenance Agreement.

Excess Spread

Period	FWD 1 Month LIBOR (%)	FWD 6 Month LIBOR (%)	Excess Spread Under STATIC LIBOR (%)(1,2,3)	Excess Spread Under FORWARD LIBOR (%) (1,2)	Period	FWD 1 Month LIBOR (%)	FWD 6 Month LIBOR (%)	Excess Spread Under STATIC LIBOR (%)(1,2,3)	Excess Spread Under FORWARD LIBOR (%) (1,2)
1	3.27000	3.63300	1.19	1.19	38	4.30200	4.34600	2.44	1.99
2	3.43900	3.74100	2.62	2.45	39	4.30300	4.35000	2.56	2.15
3	3.57900	3.82600	2.74	2.43	40	4.30500	4.35400	2.44	1.99
4	3.68000	3.89300	2.62	2.20	41	4.30700	4.35900	2.56	2.15
5	3.79300	3.94700	2.74	2.22	42	4.31000	4.36600	2.44	2.00
6	3.87200	3.98400	2.62	2.01	43	4.31500	4.37400	2.44	2.00
7	3.91000	4.01100	2.62	1.97	44	4.32100	4.38300	2.80	2.45
8	3.93700	4.03600	2.97	2.36	45	4.32800	4.39200	2.44	1.99
9	3.97400	4.05900	2.62	1.90	46	4.33600	4.40200	2.56	2.13
10	4.00200	4.08000	2.74	2.01	47	4.34700	4.41000	2.45	2.00
11	4.01000	4.10000	2.62	1.86	48	4.35900	4.41800	2.57	2.15
12	4.03400	4.12100	2.73	1.98	49	4.36900	4.42500	2.45	2.00
13	4.05500	4.14100	2.61	1.82	50	4.37500	4.43200	2.46	2.00
14	4.07400	4.16300	2.61	1.80	51	4.38200	4.43800	2.58	2.15
15	4.09800	4.18500	2.73	1.91	52	4.38800	4.44400	2.47	1.99
16	4.11800	4.20200	2.61	1.75	53	4.39400	4.45000	2.59	2.17
17	4.13300	4.21200	2.73	1.88	54	4.40000	4.45600	2.47	2.01
18	4.15500	4.21600	2.61	1.71	55	4.40600	4.46100	2.48	2.02
19	4.18400	4.21700	2.61	1.68	56	4.41200	4.46700	2.84	2.48
20	4.20300	4.21500	2.96	2.10	57	4.41700	4.47300	2.48	2.02
21	4.19800	4.21300	2.60	1.66	58	4.42300	4.47900	2.60	2.18
22	4.17500	4.21500	2.72	1.83	59	4.42800	4.48600	2.46	2.09
23	4.16000	4.22400	2.59	1.73	60	4.43400	4.49300	2.58	2.24
24	4.15900	4.23800	2.71	1.88	61	4.44000	4.50000	2.46	2.12
25	4.17400	4.25400	2.59	1.74	62	4.44700	4.50700	2.46	2.12
26	4.19200	4.27000	2.59	1.72	63	4.45400	4.51400	2.58	2.28
27	4.21000	4.28500	2.70	1.85	64	4.46100	4.52100	2.47	2.12
28	4.22600	4.29800	2.58	1.68	65	4.46800	4.52900	2.59	2.31
29	4.24100	4.30900	2.70	1.82	66	4.47500	4.53600	2.48	2.15
30	4.25500	4.31900	2.58	1.66	67	4.48200	4.54300	2.49	2.16
31	4.26800	4.32700	2.57	1.64	68	4.49000	4.55100	2.85	2.63
32	4.27800	4.33200	2.81	1.93	69	4.49700	4.55800	2.50	2.16
33	4.28700	4.33600	2.56	1.62	70	4.50400	4.56600	2.62	2.32
34	4.29400	4.33900	2.68	1.76	71	4.51100	4.57300	2.51	2.19
35	4.29900	4.34100	2.45	1.86	72	4.51800	4.58100	2.64	2.35
36	4.30100	4.34200	2.56	2.01	73	4.52600	4.58800	2.53	2.21
37	4.30100	4.34400	2.42	1.98	74	4.53300	4.59600	2.53	2.21

(1) Assumes the Pricing Prepayment Speed to the Optional Termination.

(2) Calculated as the (a) the product of (i) the interest collections on the collateral (net of the trust administrations, master servicing, servicing fees), less total interest on the Offered Certificates and (ii) 12 divided by (b) collateral balance as of the beginning period.

(3) Assumes 1mLIBOR stays at 3.27% and 6mLIBOR stays at 3.633%.

Total Collateral – Initial Mortgage Loans
As of the Statistical Cut-Off Date

		Minimum	Maximum
Scheduled Principal Balance	$341,781,227	$10,000	$1,100,000
Average Scheduled Principal Balance	$216,729		
Number of Mortgage Loans	1,577		
Weighted Average Gross Coupon	6.587%	5.250%	9.375%
Weighted Average FICO Score	708	621	816
Weighted Average Combined Original LTV	78.36%	3.85%	95.00%
Weighted Average Original Term	360 months	360 months	360 months
Weighted Average Stated Remaining Term	359 months	350 months	360 months
Weighted Average Seasoning	1 month	0 months	10 months
Weighted Average Gross Margin	2.745%	2.250%	3.750%
Weighted Average Minimum Interest Rate	2.747%	2.250%	3.875%
Weighted Average Maximum Interest Rate	12.441%	10.625%	16.625%
Weighted Average Initial Rate Cap	4.801%	3.000%	5.000%
Weighted Average Subsequent Rate Cap	2.000%	2.000%	2.000%
Weighted Average Months to Roll	38 months	22 months	120 months
Maturity Date		Aug 1 2034	Jun 1 2035
Maximum Zip Code Concentration	0.46%	89052	

ARM	100.00%	Cash Out Refinance	22.19%
		Purchase	67.76%
10/20 6 Mo LIBOR IO	0.25%	Rate/Term Refinance	10.05%
10/6 MO LIBOR	0.07%		
2/28 6 Mo LIBOR ARM	2.13%	2F	8.94%
2/28 6 Mo LIBOR ARM IO	7.80%	3F	3.46%
3/27 6 Mo LIBOR ARM	8.53%	4F	4.70%
3/27 6 Mo LIBOR IO	66.82%	Condo High-Rise	1.50%
5/25 6 Mo LIBOR ARM	1.91%	Condo Low-Rise	10.14%
5/25 6 Mo LIBOR IO	12.19%	Condo Mid-Rise	0.53%
7/23 6 Mo LIBOR ARM	0.04%	Condo Site	0.24%
7/23 6 Mo LIBOR IO	0.27%	Cooperative	0.02%
		PUD	21.29%
Interest Only	87.32%	Single Family Attached	2.20%
Not Interest Only	12.68%	Single Family Detached	46.97%
Prepay Penalty: 0 months	59.82%	Non-owner	47.46%
Prepay Penalty: 12 months	0.35%	Primary	49.41%
Prepay Penalty: 24 months	0.20%	Second Home	3.13%
Prepay Penalty: 30 months	0.77%		
Prepay Penalty: 36 months	37.77%	Top 5 States:	
Prepay Penalty: 42 months	1.04%	California	25.11%
Prepay Penalty: 60 months	0.05%	Florida	8.16%
		Arizona	7.39%
First Lien	100.00%	Nevada	5.42%
		Illinois	4.86%
Full Documentation	17.72%		
No Income Verification	2.19%		
No Income/Asset Disclosure	0.38%		
No Income/Employ Disclosure	0.98%		
No Income/Employ/Asset Disclosure	4.46%		
Stated Income	71.49%		
Stated Income/Stated Asset	2.79%		

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	39	1,513,891.90	0.44%	6.817	359	76.09	722
50,000.01 - 100,000.00	233	18,530,932.75	5.42%	6.682	359	78.25	713
100,000.01 - 150,000.00	360	45,466,359.34	13.30%	6.601	359	78.65	714
150,000.01 - 200,000.00	278	49,022,002.88	14.34%	6.578	359	79.08	712
200,000.01 - 250,000.00	219	48,829,853.82	14.29%	6.556	359	78.99	707
250,000.01 - 300,000.00	125	34,091,976.26	9.97%	6.594	359	79.42	706
300,000.01 - 350,000.00	96	30;825,793.80	9.02%	6.564	359	78.57	697
350,000.01 - 400,000.00	67	25,053,233.82	7.33%	6.717	359	77.73	699
400,000.01 - 450,000.00	43	18,388,142.53	5.38%	6.590	360	79.63	705
450,000.01 - 500,000.00	33	15,778,654.96	4.62%	6.708	359	78.59	706
500,000.01 - 550,000.00	27	14,301,200.00	4.18%	6.365	359	76.93	695
550,000.01 - 600,000.00	19	10,977,734.54	3.21%	6.475	359	78.30	716
600,000.01 - 650,000.00	12	7,611,950.00	2.23%	6.707	359	78.69	717
650,000.01 - 700,000.00	6	4,150,000.00	1.21%	6.604	360	74.00	717
700,000.01 - 750,000.00	5	3,612,800.00	1.06%	6.673	359	73.00	714
750,000.01 - 800,000.00	3	2,354,800.00	0.69%	6.542	359	80.00	717
800,000.01 - 850,000.00	3	2,493,200.00	0.73%	6.625	360	77.29	718
850,000.01 - 900,000.00	1	875,000.00	0.26%	6.375	354	48.61	718
900,000.01 - 950,000.00	1	937,499.99	0.27%	6.250	358	75.00	657
950,000.01 - 1,000,000.00	6	5,866,200.00	1.72%	6.209	359	72.88	732
1,000,000.01+	1	1,100,000.00	0.32%	6.750	360	66.67	705
Total	**1,577**	**341,781,226.59**	**100.00%**	**6.587**	**359**	**78.36**	**708**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	4	614,773.01	0.18%	5.273	357	73.47	721
5.500 - 5.999	112	25,082,397.51	7.34%	5.787	359	78.22	715
6.000 - 6.499	469	110,230,195.48	32.25%	6.227	359	77.35	709
6.500 - 6.999	665	140,151,532.36	41.01%	6.675	359	78.55	707
7.000 - 7.499	238	47,274,135.89	13.83%	7.144	359	78.89	701
7.500 - 7.999	73	15,311,763.55	4.48%	7.628	359	80.52	718
8.000 - 8.499	10	1,999,778.79	0.59%	8.203	358	88.56	725
8.500 - 8.999	4	758,650.00	0.22%	8.646	360	87.48	689
9.000 - 9.499	2	358,000.00	0.10%	9.222	360	93.05	659
Total	**1,577**	**341,781,226.59**	**100.00%**	**6.587**	**359**	**78.36**	**708**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
600-624	8	1,154,340.84	0.34%	6.278	359	78.51	622
625-649	98	24,706,753.81	7.23%	6.487	359	76.43	641
650-674	264	59,939,623.00	17.54%	6.679	359	76.84	663
675-699	348	77,827,755.27	22.77%	6.613	359	78.69	687
700+	858	177,987,953.67	52.08%	6.560	359	78.99	742
None	1	164,800.00	0.05%	6.250	359	80.00	0
Total	**1,577**	**341,781,226.59**	**100.00%**	**6.587**	**359**	**78.36**	**708**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	17	3,404,785.64	1.00%	6.589	358	41.91	711
50.00- 54.99	10	1,526,830.11	0.45%	6.383	359	52.80	686
55.00- 59.99	13	3,114,450.00	0.91%	6.258	359	57.89	701
60.00- 64.99	19	4,757,760.11	1.39%	6.571	360	62.75	690
65.00- 69.99	44	11,331,711.65	3.32%	6.634	359	68.20	686
70.00- 74.99	107	26,131,395.88	7.65%	6.435	359	72.17	694
75.00- 79.99	434	85,567,302.47	25.04%	6.579	359	78.76	709
80.00	831	186,259,696.52	54.50%	6.568	359	80.00	711
80.01- 84.99	6	2,075,278.34	0.61%	6.365	359	83.00	699
85.00- 89.99	23	3,335,102.77	0.98%	7.099	359	88.13	705
90.00- 94.99	55	10,160,467.99	2.97%	7.068	359	90.80	724
95.00- 99.99	18	4,116,445.11	1.20%	7.290	358	95.00	704
Total	**1,577**	**341,781,226.59**	**100.00%**	**6.587**	**359**	**78.36**	**708**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
360	1,577	341,781,226.59	100.00%	6.587	359	78.36	708
Total	**1,577**	**341,781,226.59**	**100.00%**	**6.587**	**359**	**78.36**	**708**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
301-360	1,577	341,781,226.59	100.00%	6.587	359	78.36	708
Total	**1,577**	**341,781,226.59**	**100.00%**	**6.587**	**359**	**78.36**	**708**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	83	14,484,029.91	4.24%	6.674	359	79.06	719
20.01 -25.00	116	22,894,120.88	6.70%	6.553	359	77.89	717
25.01 -30.00	215	40,323,522.24	11.80%	6.535	359	78.66	708
30.01 -35.00	314	65,703,317.95	19.22%	6.574	359	78.25	707
35.01 -40.00	538	126,400,023.02	36.98%	6.555	359	78.61	707
40.01 -45.00	168	39,494,935.30	11.56%	6.542	359	77.37	697
45.01 -50.00	25	4,903,343.19	1.43%	6.470	359	79.39	708
60.01+	1	184,000.00	0.05%	6.500	359	80.00	788
None	117	27,393,934.10	8.02%	6.907	359	78.22	715
Total	**1,577**	**341,781,226.59**	**100.00%**	**6.587**	**359**	**78.36**	**708**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	1,577	341,781,226.59	100.00%	6.587	359	78.36	708
Total	**1,577**	**341,781,226.59**	**100.00%**	**6.587**	**359**	**78.36**	**708**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10/20 6 Mo LIBOR IO	6	842,130.00	0.25%	7.529	359	82.01	703
10/6 MO LIBOR	1	236,800.00	0.07%	7.125	360	80.00	681
2/28 6 Mo LIBOR ARM	37	7,292,025.90	2.13%	6.396	359	79.74	714
2/28 6 Mo LIBOR ARM IO	112	26,652,288.82	7.80%	6.403	359	78.39	702
3/27 6 Mo LIBOR ARM	175	29,145,160.90	8.53%	6.546	359	79.29	713
3/27 6 Mo LIBOR IO	969	228,380,805.44	66.82%	6.585	359	78.47	707
5/25 6 Mo LIBOR ARM	44	6,517,415.59	1.91%	6.673	359	78.71	722
5/25 6 Mo LIBOR IO	226	41,647,699.94	12.19%	6.734	359	77.06	708
7/23 6 Mo LIBOR ARM	1	150,000.00	0.04%	6.625	360	24.59	743
7/23 6 Mo LIBOR IO	6	916,900.00	0.27%	6.773	359	70.24	726
Total	**1,577**	**341,781,226.59**	**100.00%**	**6.587**	**359**	**78.36**	**708**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	1,319	298,439,824.20	87.32%	6.593	359	78.25	707
Not Interest Only	258	43,341,402.39	12.68%	6.543	359	79.09	714
Total	**1,577**	**341,781,226.59**	**100.00%**	**6.587**	**359**	**78.36**	**708**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	865	204,437,876.90	59.82%	6.639	359	78.19	708
Prepay Penalty: 12 months	3	1,208,600.00	0.35%	6.759	359	85.52	729
Prepay Penalty: 24 months	8	694,682.67	0.20%	6.915	358	83.55	729
Prepay Penalty: 30 months	11	2,625,799.99	0.77%	6.592	358	74.36	659
Prepay Penalty: 36 months	671	129,106,949.18	37.77%	6.500	359	78.54	708
Prepay Penalty: 42 months	18	3,552,283.91	1.04%	6.612	359	80.24	715
Prepay Penalty: 60 months	1	155,033.94	0.05%	5.875	354	80.00	711
Total	**1,577**	**341,781,226.59**	**100.00%**	**6.587**	**359**	**78.36**	**708**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	1,577	341,781,226.59	100.00%	6.587	359	78.36	708
Total	**1,577**	**341,781,226.59**	**100.00%**	**6.587**	**359**	**78.36**	**708**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	362	60,551,277.75	17.72%	6.484	359	78.60	717
No Income Verification	29	7,488,377.34	2.19%	6.448	359	69.27	696
No Income/Asset Disclosure	5	1,284,122.92	0.38%	6.757	359	76.62	729
No Income/Employ Disclosure	11	3,350,054.52	0.98%	6.576	359	75.57	726
No Income/Employ/Asset Disclosure	72	15,241,190.46	4.46%	7.216	359	83.14	721
Stated Income	1,064	244,339,951.61	71.49%	6.586	359	78.28	705
Stated Income/Stated Asset	34	9,526,251.99	2.79%	6.343	359	79.58	714
Total	**1,577**	**341,781,226.59**	**100.00%**	**6.587**	**359**	**78.36**	**708**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	305	75,824,610.62	22.19%	6.581	359	75.77	686
Purchase	1,106	231,596,973.48	67.76%	6.602	359	79.71	719
Rate/Term Refinance	166	34,359,642.49	10.05%	6.497	359	74.90	682
Total	**1,577**	**341,781,226.59**	**100.00%**	**6.587**	**359**	**78.36**	**708**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2F	128	30,557,617.42	8.94%	6.617	359	79.50	715
3F	36	11,824,548.19	3.46%	6.719	359	78.25	704
4F	51	16,080,082.71	4.70%	6.759	360	76.46	713
Condo High-Rise	23	5,142,231.16	1.50%	6.649	359	78.32	717
Condo Low-Rise	210	34,662,805.50	10.14%	6.601	359	78.69	711
Condo Mid-Rise	7	1,815,220.71	0.53%	6.910	360	78.49	718
Condo Site	2	833,599.19	0.24%	6.625	360	70.86	668
Cooperative	1	60,000.00	0.02%	7.000	360	54.55	623
PUD	326	72,752,797.03	21.29%	6.574	359	78.26	705
Single Family Attached	48	7,524,172.84	2.20%	6.592	359	78.20	725
Single Family Detached	745	160,528,151.84	46.97%	6.550	359	78.36	706
Total	**1,577**	**341,781,226.59**	**100.00%**	**6.587**	**359**	**78.36**	**708**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	915	162,195,922.18	47.46%	6.659	359	78.78	719
Primary	609	168,884,640.31	49.41%	6.511	359	78.02	697
Second Home	53	10,700,664.10	3.13%	6.673	359	77.35	710
Total	**1,577**	**341,781,226.59**	**100.00%**	**6.587**	**359**	**78.36**	**708**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	1	125,649.43	0.04%	7.125	359	79.99	661
Arizona	134	25,270,396.36	7.39%	6.538	359	78.73	717
California	236	85,828,569.22	25.11%	6.439	359	76.77	706
Colorado	72	13,319,641.07	3.90%	6.533	359	79.61	715
Connecticut	12	2,370,842.83	0.69%	6.482	359	78.02	702
Delaware	2	397,200.00	0.12%	6.926	360	65.15	684
District of Columbia	12	2,859,776.73	0.84%	6.644	359	75.41	693
Florida	152	27,886,651.41	8.16%	6.718	359	79.69	717
Georgia	69	10,045,669.37	2.94%	6.779	359	78.45	718
Idaho	16	1,957,111.82	0.57%	6.537	360	80.06	726
Illinois	87	16,599,687.41	4.86%	6.637	359	78.63	708
Indiana	10	781,059.14	0.23%	6.929	359	82.80	731
Kansas	3	180,677.67	0.05%	6.880	359	77.79	733
Kentucky	1	78,000.00	0.02%	6.750	360	67.83	734
Louisiana	3	359,833.94	0.11%	6.212	357	80.00	736
Maine	1	328,000.00	0.10%	6.750	359	80.00	769
Maryland	43	11,408,016.15	3.34%	6.761	359	76.23	678
Massachusetts	39	11,174,934.20	3.27%	6.560	359	78.76	711
Michigan	46	6,074,735.92	1.78%	6.817	360	80.33	694
Minnesota	33	6,607,647.81	1.93%	6.552	359	81.00	712
Missouri	14	1,272,524.12	0.37%	6.869	359	79.41	736
Montana	4	596,099.99	0.17%	6.453	359	83.07	704
Nebraska	2	101,100.00	0.03%	6.907	360	78.15	680
Nevada	73	18,519,463.12	5.42%	6.471	359	79.34	713
New Hampshire	4	660,540.08	0.19%	6.665	359	76.76	694
New Jersey	28	6,528,004.86	1.91%	6.615	359	78.25	704
New Mexico	3	357,499.96	0.10%	5.978	359	79.99	721
New York	42	15,243,461.13	4.46%	6.747	360	79.71	714
North Carolina	34	6,519,893.94	1.91%	6.996	359	79.64	690
North Dakota	2	160,000.00	0.05%	6.250	359	80.00	762
Ohio	29	4,049,327.53	1.18%	6.715	359	79.28	679
Oregon	55	10,034,652.78	2.94%	6.536	360	78.14	709
Pennsylvania	30	4,795,820.18	1.40%	6.543	359	76.56	712
Rhode Island	6	1,296,700.00	0.38%	6.621	359	69.56	737
South Carolina	20	1,935,899.97	0.57%	6.801	359	79.16	732
South Dakota	1	98,400.00	0.03%	7.625	360	94.98	699
Tennessee	14	1,835,637.37	0.54%	6.700	359	81.71	708
Texas	84	9,957,168.26	2.91%	6.746	359	79.20	713
Utah	18	2,363,971.20	0.69%	6.360	359	80.09	717
Vermont	1	131,868.59	0.04%	6.000	359	80.00	738
Virginia	60	15,597,907.60	4.56%	6.592	359	78.12	688
Washington	81	16,071,185.43	4.70%	6.596	359	79.24	710
Total	**1,577**	**341,781,226.59**	**100.00%**	**6.587**	**359**	**78.36**	**708**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.000 - 2.499	8	3,379,049.92	0.99%	6.164	358	72.65	721
2.500 - 2.999	1,568	338,345,926.67	98.99%	6.591	359	78.41	708
3.500 - 3.999	1	56,250.00	0.02%	6.875	357	66.18	750
Total	**1,577**	**341,781,226.59**	**100.00%**	**6.587**	**359**	**78.36**	**708**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.000 - 2.499	8	3,379,049.92	0.99%	6.164	358	72.65	721
2.500 - 2.999	1,562	337,329,275.84	98.70%	6.584	359	78.39	708
3.000 - 3.499	4	566,500.83	0.17%	8.819	359	90.38	685
3.500 - 3.999	3	506,400.00	0.15%	8.462	359	82.28	692
Total	**1,577**	**341,781,226.59**	**100.00%**	**6.587**	**359**	**78.36**	**708**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10.500 -10.999	8	1,721,673.10	0.50%	5.794	357	79.11	706
11.000 -11.499	58	11,454,235.84	3.35%	6.220	359	73.45	714
11.500 -11.999	243	47,669,149.43	13.95%	6.238	359	78.32	714
12.000 -12.499	468	108,013,301.57	31.60%	6.297	359	77.63	708
12.500 -12.999	552	119,923,023.00	35.09%	6.710	359	78.57	706
13.000 -13.499	187	38,860,067.80	11.37%	7.147	359	79.55	701
13.500 -13.999	48	11,556,397.89	3.38%	7.664	359	81.27	719
14.000 -14.499	8	1,791,277.96	0.52%	8.212	358	88.88	725
14.500 -14.999	2	308,500.00	0.09%	8.625	360	92.14	696
15.000 -15.499	2	358,000.00	0.10%	9.222	360	93.05	659
16.500 -16.999	1	125,600.00	0.04%	6.875	360	80.00	756
Total	**1,577**	**341,781,226.59**	**100.00%**	**6.587**	**359**	**78.36**	**708**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	149	33,944,314.72	9.93%	6.401	359	78.68	704
5.000	1,428	307,836,911.87	90.07%	6.607	359	78.32	708
Total	**1,577**	**341,781,226.59**	**100.00%**	**6.587**	**359**	**78.36**	**708**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.000	1,577	341,781,226.59	100.00%	6.587	359	78.36	708
Total	**1,577**	**341,781,226.59**	**100.00%**	**6.587**	**359**	**78.36**	**708**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
04/01/07	3	643,199.99	0.19%	6.500	358	80.00	675
05/01/07	73	18,329,930.62	5.36%	6.496	359	79.40	701
06/01/07	73	14,971,184.11	4.38%	6.282	360	77.74	710
08/01/07	1	86,299.93	0.03%	5.250	350	43.97	709
12/01/07	5	1,110,155.90	0.32%	6.909	354	86.84	706
01/01/08	5	1,292,675.80	0.38%	6.716	355	79.66	664
02/01/08	8	2,494,143.05	0.73%	6.363	356	79.77	690
03/01/08	27	6,256,422.77	1.83%	6.461	357	76.54	691
04/01/08	75	17,178,412.27	5.03%	6.423	358	79.36	714
05/01/08	585	122,135,606.62	35.74%	6.638	359	78.84	707
06/01/08	438	106,972,250.00	31.30%	6.548	360	78.13	710
09/01/09	2	293,829.97	0.09%	6.082	351	84.63	680
12/01/09	5	1,429,523.15	0.42%	6.352	354	60.78	699
01/01/10	1	241,799.97	0.07%	5.875	355	75.00	707
02/01/10	3	499,449.97	0.15%	6.708	356	79.58	729
03/01/10	5	777,013.75	0.23%	7.102	357	79.99	707
04/01/10	10	1,187,111.71	0.35%	6.912	358	80.36	712
05/01/10	129	22,863,137.01	6.69%	6.746	359	77.05	715
06/01/10	115	20,873,250.00	6.11%	6.725	360	78.27	707
04/01/12	1	113,600.00	0.03%	5.875	358	79.94	779
05/01/12	2	321,000.00	0.09%	7.431	359	52.15	667
06/01/12	4	632,300.00	0.19%	6.565	360	66.85	750
05/01/15	3	501,080.00	0.15%	7.007	359	79.98	679
06/01/15	4	577,850.00	0.17%	7.816	360	82.95	715
Total	**1,577**	**341,781,226.59**	**100.00%**	**6.587**	**359**	**78.36**	**708**

Group I Collateral – Initial Mortgage Loans
As of the Statistical Cut-Off Date

		Minimum	Maximum
Scheduled Principal Balance	$253,389,162	$10,000	$691,000
Average Scheduled Principal Balance	$181,122		
Number of Mortgage Loans	1,399		
Weighted Average Gross Coupon	6.601%	5.250%	9.375%
Weighted Average FICO Score	708	621	816
Weighted Average Combined Original LTV	78.80%	3.85%	95.00%
Weighted Average Original Term	360 months	360 months	360 months
Weighted Average Stated Remaining Term	359 months	350 months	360 months
Weighted Average Seasoning	1 month	0 months	10 months
Weighted Average Gross Margin	2.749%	2.250%	3.750%
Weighted Average Minimum Interest Rate	2.752%	2.250%	3.875%
Weighted Average Maximum Interest Rate	12.431%	10.625%	16.625%
Weighted Average Initial Rate Cap	4.810%	3.000%	5.000%
Weighted Average Subsequent Rate Cap	2.000%	2.000%	2.000%
Weighted Average Months to Roll	39 months	22 months	120 months
Maturity Date		Aug 1 2034	Jun 1 2035
Maximum Zip Code Concentration	0.52%	33186	

ARM	100.00%	Cash Out Refinance	20.51%
		Purchase	68.23%
10/20 6 Mo LIBOR IO	0.33%	Rate/Term Refinance	11.26%
10/6 MO LIBOR	0.09%		
2/28 6 Mo LIBOR ARM	2.49%	2F	9.57%
2/28 6 Mo LIBOR ARM IO	6.99%	3F	3.66%
3/27 6 Mo LIBOR ARM	10.03%	4F	6.35%
3/27 6 Mo LIBOR IO	63.34%	Condo High-Rise	1.63%
5/25 6 Mo LIBOR ARM	2.15%	Condo Low-Rise	11.83%
5/25 6 Mo LIBOR IO	14.15%	Condo Mid-Rise	0.39%
7/23 6 Mo LIBOR ARM	0.06%	Condo Site	0.13%
7/23 6 Mo LIBOR IO	0.36%	Cooperative	0.02%
		PUD	20.66%
Interest Only	85.18%	Single Family Attached	2.23%
Not Interest Only	14.82%	Single Family Detached	43.53%
Prepay Penalty: 0 months	57.60%	Non-owner	56.13%
Prepay Penalty: 12 months	0.27%	Primary	40.33%
Prepay Penalty: 24 months	0.27%	Second Home	3.54%
Prepay Penalty: 30 months	0.57%		
Prepay Penalty: 36 months	41.28%	Top 5 States:	
		California	16.74%
First Lien	100.00%	Florida	9.23%
		Arizona	8.72%
Full Documentation	20.51%	Washington	5.78%
No Income Verification	1.70%	Illinois	5.59%
No Income/Asset Disclosure	0.32%		
No Income/Employ Disclosure	0.72%		
No Income/Employ/Asset Disclosure	5.18%		
Stated Income	69.45%		
Stated Income/Stated Asset	2.12%		

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	39	1,513,891.90	0.60%	6.817	359	76.09	722
50,000.01 - 100,000.00	232	18,445,432.75	7.28%	6.683	359	78.19	713
100,000.01 - 150,000.00	357	45,100,875.06	17.80%	6.604	359	78.64	714
150,000.01 - 200,000.00	267	47,079,669.31	18.58%	6.585	359	79.05	712
200,000.01 - 250,000.00	216	48,175,653.82	19.01%	6.558	359	78.97	706
250,000.01 - 300,000.00	124	33,803,176.26	13.34%	6.595	359	79.42	706
300,000.01 - 350,000.00	96	30,825,793.80	12.17%	6.564	359	78.57	697
350,000.01 - 400,000.00	35	12,905,008.46	5.09%	6.704	359	77.01	700
400,000.01 - 450,000.00	18	7,755,804.73	3.06%	6.551	360	80.32	704
450,000.01 - 500,000.00	8	3,780,355.68	1.49%	6.912	359	82.42	725
500,000.01 - 550,000.00	3	1,590,000.00	0.63%	6.632	360	74.20	651
550,000.01 - 600,000.00	3	1,722,499.99	0.68%	6.889	359	78.37	772
650,000.01 - 700,000.00	1	691,000.00	0.27%	6.000	360	70.87	765
Total	**1,399**	**253,389,161.76**	**100.00%**	**6.601**	**359**	**78.80**	**708**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	3	501,173.01	0.20%	5.250	357	71.99	716
5.500 - 5.999	100	19,050,530.58	7.52%	5.787	359	78.21	717
6.000 - 6.499	402	76,175,891.77	30.06%	6.215	359	77.85	711
6.500 - 6.999	598	106,724,479.12	42.12%	6.682	359	78.79	707
7.000 - 7.499	216	36,622,044.94	14.45%	7.148	359	79.39	699
7.500 - 7.999	65	11,566,613.55	4.56%	7.625	359	81.69	724
8.000 - 8.499	9	1,631,778.79	0.64%	8.220	358	92.07	719
8.500 - 8.999	4	758,650.00	0.30%	8.646	360	87.48	689
9.000 - 9.499	2	358,000.00	0.14%	9.222	360	93.05	659
Total	**1,399**	**253,389,161.76**	**100.00%**	**6.601**	**359**	**78.80**	**708**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
600-624	7	1,068,840.84	0.42%	6.260	359	77.59	622
625-649	85	18,387,403.82	7.26%	6.468	359	76.57	640
650-674	232	44,194,674.60	17.44%	6.718	359	77.57	663
675-699	308	56,944,679.05	22.47%	6.665	359	79.32	687
700+	767	132,793,563.45	52.41%	6.556	359	79.30	743
Total	**1,399**	**253,389,161.76**	**100.00%**	**6.601**	**359**	**78.80**	**708**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	15	1,979,785.64	0.78%	6.708	359	39.27	723
50.00- 54.99	10	1,526,830.11	0.60%	6.383	359	52.80	686
55.00- 59.99	12	2,134,450.00	0.84%	6.319	360	58.00	713
60.00- 64.99	16	2,828,760.11	1.12%	6.432	360	62.88	703
65.00- 69.99	37	7,265,411.65	2.87%	6.551	359	68.69	678
70.00- 74.99	89	16,052,222.86	6.34%	6.457	359	72.12	692
75.00- 79.99	394	65,179,299.11	25.72%	6.555	359	79.05	711
80.00	731	139,518,558.07	55.06%	6.583	359	80.00	709
80.01- 84.99	3	587,278.34	0.23%	6.839	359	83.25	689
85.00- 89.99	23	3,335,102.77	1.32%	7.099	359	88.13	705
90.00- 94.99	52	9,232,917.99	3.64%	7.119	359	90.70	724
95.00- 99.99	17	3,748,545.11	1.48%	7.355	358	95.00	704
Total	**1,399**	**253,389,161.76**	**100.00%**	**6.601**	**359**	**78.80**	**708**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
360	1,399	253,389,161.76	100.00%	6.601	359	78.80	708
Total	**1,399**	**253,389,161.76**	**100.00%**	**6.601**	**359**	**78.80**	**708**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
301-360	1,399	253,389,161.76	100.00%	6.601	359	78.80	708
Total	**1,399**	**253,389,161.76**	**100.00%**	**6.601**	**359**	**78.80**	**708**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	75	10,713,529.91	4.23%	6.648	359	79.42	720
20.01 -25.00	108	18,650,120.88	7.36%	6.557	359	78.81	717
25.01 -30.00	201	34,265,088.34	13.52%	6.538	359	78.66	706
30.01 -35.00	282	49,115,125.64	19.38%	6.580	359	78.60	709
35.01 -40.00	467	90,156,600.68	35.58%	6.585	359	79.09	707
40.01 -45.00	144	27,053,242.06	10.68%	6.528	359	77.27	700
45.01 -50.00	22	3,510,043.19	1.39%	6.558	359	78.91	701
None	100	19,925,411.06	7.86%	6.959	359	79.96	716
Total	**1,399**	**253,389,161.76**	**100.00%**	**6.601**	**359**	**78.80**	**708**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	1,399	253,389,161.76	100.00%	6.601	359	78.80	708
Total	**1,399**	**253,389,161.76**	**100.00%**	**6.601**	**359**	**78.80**	**708**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10/20 6 Mo LIBOR IO	6	842,130.00	0.33%	7.529	359	82.01	703
10/6 MO LIBOR	1	236,800.00	0.09%	7.125	360	80.00	681
2/28 6 Mo LIBOR ARM	35	6,306,350.50	2.49%	6.418	359	79.41	714
2/28 6 Mo LIBOR ARM IO	92	17,718,488.82	6.99%	6.379	359	78.81	700
3/27 6 Mo LIBOR ARM	165	25,412,957.29	10.03%	6.554	359	79.52	713
3/27 6 Mo LIBOR IO	839	160,496,003.89	63.34%	6.596	359	78.98	708
5/25 6 Mo LIBOR ARM	41	5,453,531.31	2.15%	6.749	359	78.46	720
5/25 6 Mo LIBOR IO	213	35,855,999.95	14.15%	6.750	359	77.77	708
7/23 6 Mo LIBOR ARM	1	150,000.00	0.06%	6.625	360	24.59	743
7/23 6 Mo LIBOR IO	6	916,900.00	0.36%	6.773	359	70.24	726
Total	**1,399**	**253,389,161.76**	**100.00%**	**6.601**	**359**	**78.80**	**708**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	1,156	215,829,522.66	85.18%	6.608	359	78.74	707
Not Interest Only	243	37,559,639.10	14.82%	6.563	359	79.13	714
Total	**1,399**	**253,389,161.76**	**100.00%**	**6.601**	**359**	**78.80**	**708**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	755	145,941,931.92	57.60%	6.656	359	78.66	708
Prepay Penalty: 12 months	2	692,600.00	0.27%	6.580	359	89.63	721
Prepay Penalty: 24 months	8	694,682.67	0.27%	6.915	358	83.55	729
Prepay Penalty: 30 months	9	1,456,799.99	0.57%	6.678	358	79.84	663
Prepay Penalty: 36 months	625	104,603,147.18	41.28%	6.521	359	78.88	709
Total	**1,399**	**253,389,161.76**	**100.00%**	**6.601**	**359**	**78.80**	**708**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	1,399	253,389,161.76	100.00%	6.601	359	78.80	708
Total	**1,399**	**253,389,161.76**	**100.00%**	**6.601**	**359**	**78.80**	**708**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	344	51,964,143.49	20.51%	6.496	359	79.10	719
No Income Verification	22	4,312,027.34	1.70%	6.506	359	70.43	710
No Income/Asset Disclosure	4	805,722.92	0.32%	6.093	360	74.62	727
No Income/Employ Disclosure	8	1,812,531.48	0.72%	6.440	359	74.51	729
No Income/Employ/Asset Disclosure	67	13,129,740.46	5.18%	7.222	359	83.95	717
Stated Income	929	175,984,194.07	69.45%	6.601	359	78.58	704
Stated Income/Stated Asset	25	5,380,802.00	2.12%	6.333	359	79.34	714
Total	**1,399**	**253,389,161.76**	**100.00%**	**6.601**	**359**	**78.80**	**708**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	259	51,965,606.53	20.51%	6.569	359	76.73	685
Purchase	986	172,890,262.72	68.23%	6.618	359	80.02	719
Rate/Term Refinance	154	28,533,292.51	11.26%	6.560	359	75.19	684
Total	**1,399**	**253,389,161.76**	**100.00%**	**6.601**	**359**	**78.80**	**708**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2F	116	24,258,517.42	9.57%	6.632	359	79.69	711
3F	32	9,270,748.19	3.66%	6.743	359	79.35	703
4F	51	16,080,082.71	6.35%	6.759	360	76.46	713
Condo High-Rise	21	4,132,231.17	1.63%	6.549	359	79.24	719
Condo Low-Rise	200	29,980,955.87	11.83%	6.582	359	78.98	713
Condo Mid-Rise	5	981,620.71	0.39%	6.515	360	77.22	720
Condo Site	1	333,599.19	0.13%	6.250	359	80.00	702
Cooperative	1	60,000.00	0.02%	7.000	360	54.55	623
PUD	284	52,355,241.02	20.66%	6.606	359	79.01	710
Single Family Attached	44	5,642,772.84	2.23%	6.582	359	78.40	713
Single Family Detached	644	110,293,392.64	43.53%	6.567	359	78.78	705
Total	**1,399**	**253,389,161.76**	**100.00%**	**6.601**	**359**	**78.80**	**708**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	866	142,219,950.95	56.13%	6.648	359	78.95	719
Primary	484	102,203,579.70	40.33%	6.529	359	78.66	693
Second Home	49	8,965,631.11	3.54%	6.674	359	78.02	715
Total	**1,399**	**253,389,161.76**	**100.00%**	**6.601**	**359**	**78.80**	**708**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	1	125,649.43	0.05%	7.125	359	79.99	661
Arizona	128	22,091,646.36	8.72%	6.568	359	78.87	720
California	159	42,408,750.27	16.74%	6.423	359	76.96	705
Colorado	69	12,300,841.07	4.85%	6.509	359	79.61	718
Connecticut	12	2,370,842.83	0.94%	6.482	359	78.02	702
Delaware	2	397,200.00	0.16%	6.926	360	65.15	684
District of Columbia	11	2,404,776.73	0.95%	6.671	359	76.43	689
Florida	143	23,397,351.42	9.23%	6.666	359	79.91	715
Georgia	67	8,852,669.37	3.49%	6.764	359	79.54	722
Idaho	16	1,957,111.82	0.77%	6.537	360	80.06	726
Illinois	82	14,159,496.45	5.59%	6.596	359	78.60	710
Indiana	10	781,059.14	0.31%	6.929	359	82.80	731
Kansas	3	180,677.67	0.07%	6.880	359	77.79	733
Kentucky	1	78,000.00	0.03%	6.750	360	67.83	734
Louisiana	2	204,800.00	0.08%	6.468	359	80.00	754
Maine	1	328,000.00	0.13%	6.750	359	80.00	769
Maryland	34	6,576,466.17	2.60%	6.690	359	78.75	679
Massachusetts	36	9,750,346.37	3.85%	6.612	359	78.68	713
Michigan	45	5,666,735.92	2.24%	6.822	360	80.35	695
Minnesota	13	2,156,820.66	0.85%	6.413	359	79.98	715
Missouri	14	1,272,524.12	0.50%	6.869	359	79.41	736
Montana	4	596,099.99	0.24%	6.453	359	83.07	704
Nebraska	2	101,100.00	0.04%	6.907	360	78.15	680
Nevada	62	12,511,230.13	4.94%	6.544	359	79.87	709
New Hampshire	4	660,540.08	0.26%	6.665	359	76.76	694
New Jersey	26	5,539,904.86	2.19%	6.661	359	78.68	692
New Mexico	3	357,499.96	0.14%	5.978	359	79.99	721
New York	33	10,682,461.13	4.22%	6.713	359	79.99	702
North Carolina	29	4,144,743.94	1.64%	7.138	358	82.99	692
North Dakota	2	160,000.00	0.06%	6.250	359	80.00	762
Ohio	29	4,049,327.53	1.60%	6.715	359	79.28	679
Oregon	53	9,222,752.78	3.64%	6.510	360	77.37	708
Pennsylvania	28	3,410,820.18	1.35%	6.615	359	77.65	710
Rhode Island	6	1,296,700.00	0.51%	6.621	359	69.56	737
South Carolina	20	1,935,899.97	0.76%	6.801	359	79.16	732
South Dakota	1	98,400.00	0.04%	7.625	360	94.98	699
Tennessee	14	1,835,637.37	0.72%	6.700	359	81.71	708
Texas	83	9,467,645.22	3.74%	6.778	359	79.68	716
Utah	18	2,363,971.20	0.93%	6.360	359	80.09	717
Vermont	1	131,868.59	0.05%	6.000	359	80.00	738
Virginia	54	12,705,607.60	5.01%	6.620	359	77.90	688
Washington	78	14,655,185.43	5.78%	6.602	359	79.39	710
Total	**1,399**	**253,389,161.76**	**100.00%**	**6.601**	**359**	**78.80**	**708**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.000 - 2.499	4	739,349.92	0.29%	6.492	357	76.02	732
2.500 - 2.999	1,394	252,593,561.84	99.69%	6.602	359	78.81	708
3.500 - 3.999	1	56,250.00	0.02%	6.875	357	66.18	750
Total	**1,399**	**253,389,161.76**	**100.00%**	**6.601**	**359**	**78.80**	**708**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.000 - 2.499	4	739,349.92	0.29%	6.492	357	76.02	732
2.500 - 2.999	1,388	251,576,911.01	99.28%	6.593	359	78.77	708
3.000 - 3.499	4	566,500.83	0.22%	8.819	359	90.38	685
3.500 - 3.999	3	506,400.00	0.20%	8.462	359	82.28	692
Total	**1,399**	**253,389,161.76**	**100.00%**	**6.601**	**359**	**78.80**	**708**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10.500 -10.999	7	1,307,673.11	0.52%	5.768	356	80.53	712
11.000 -11.499	52	8,753,635.84	3.45%	6.199	359	75.38	713
11.500 -11.999	226	39,760,798.21	15.69%	6.284	359	78.17	713
12.000 -12.499	403	75,397,897.86	29.76%	6.305	359	77.95	710
12.500 -12.999	490	88,370,454.04	34.88%	6.723	359	78.91	706
13.000 -13.499	168	29,356,076.85	11.59%	7.150	359	80.21	698
13.500 -13.999	41	8,227,247.89	3.25%	7.668	359	83.18	726
14.000 -14.499	7	1,423,277.96	0.56%	8.234	358	92.98	717
14.500 -14.999	2	308,500.00	0.12%	8.625	360	92.14	696
15.000 -15.499	2	358,000.00	0.14%	9.222	360	93.05	659
16.500 -16.999	1	125,600.00	0.05%	6.875	360	80.00	756
Total	**1,399**	**253,389,161.76**	**100.00%**	**6.601**	**359**	**78.80**	**708**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	127	24,024,839.32	9.48%	6.389	359	78.97	704
5.000	1,272	229,364,322.44	90.52%	6.624	359	78.78	709
Total	**1,399**	**253,389,161.76**	**100.00%**	**6.601**	**359**	**78.80**	**708**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.000	1,399	253,389,161.76	100.00%	6.601	359	78.80	708
Total	**1,399**	**253,389,161.76**	**100.00%**	**6.601**	**359**	**78.80**	**708**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
04/01/07	3	643,199.99	0.25%	6.500	358	80.00	675
05/01/07	58	12,345,755.22	4.87%	6.446	359	79.85	700
06/01/07	66	11,035,884.11	4.36%	6.319	360	77.92	709
08/01/07	1	86,299.93	0.03%	5.250	350	43.97	709
12/01/07	4	955,121.96	0.38%	7.077	354	87.95	705
01/01/08	4	771,425.80	0.30%	7.115	355	82.81	677
02/01/08	5	959,143.05	0.38%	6.439	356	83.33	707
03/01/08	24	4,331,796.53	1.71%	6.665	357	80.05	696
04/01/08	67	12,435,212.28	4.91%	6.456	358	79.78	712
05/01/08	528	93,978,211.63	37.09%	6.650	359	79.19	709
06/01/08	371	72,391,750.00	28.57%	6.523	360	78.53	709
09/01/09	2	293,829.97	0.12%	6.082	351	84.63	680
12/01/09	4	554,523.15	0.22%	6.317	354	79.99	668
01/01/10	1	241,799.97	0.10%	5.875	355	75.00	707
02/01/10	3	499,449.97	0.20%	6.708	356	79.58	729
03/01/10	5	777,013.75	0.31%	7.102	357	79.99	707
04/01/10	9	1,011,111.71	0.40%	7.005	358	80.42	714
05/01/10	121	19,537,652.74	7.71%	6.774	359	77.59	713
06/01/10	109	18,394,150.00	7.26%	6.733	360	77.73	706
04/01/12	1	113,600.00	0.04%	5.875	358	79.94	779
05/01/12	2	321,000.00	0.13%	7.431	359	52.15	667
06/01/12	4	632,300.00	0.25%	6.565	360	66.85	750
05/01/15	3	501,080.00	0.20%	7.007	359	79.98	679
06/01/15	4	577,850.00	0.23%	7.816	360	82.95	715
Total	**1,399**	**253,389,161.76**	**100.00%**	**6.601**	**359**	**78.80**	**708**

Group II Collateral – Initial Mortgage Loans
As of the Statistical Cut-Off Date

		Minimum	Maximum
Scheduled Principal Balance	$88,392,065	$85,500	$1,100,000
Average Scheduled Principal Balance	$496,585		
Number of Mortgage Loans	178		
Weighted Average Gross Coupon	6.545%	5.375%	8.125%
Weighted Average FICO Score	707	623	809
Weighted Average Combined Original LTV	77.08%	40.74%	95.00%
Weighted Average Original Term	360 months	360 months	360 months
Weighted Average Stated Remaining Term	359 months	354 months	360 months
Weighted Average Seasoning	1 month	0 months	6 months
Weighted Average Gross Margin	2.735%	2.250%	2.750%
Weighted Average Minimum Interest Rate	2.735%	2.250%	2.750%
Weighted Average Maximum Interest Rate	12.467%	10.875%	14.125%
Weighted Average Initial Rate Cap	4.776%	3.000%	5.000%
Weighted Average Subsequent Rate Cap	2.000%	2.000%	2.000%
Weighted Average Months to Roll	36 months	23 months	60 months
Maturity Date		Dec 1 2034	Jun 1 2035
Maximum Zip Code Concentration	1.55%	93955	

ARM	100.00%
2/28 6 Mo LIBOR ARM	1.12%
2/28 6 Mo LIBOR ARM IO	10.11%
3/27 6 Mo LIBOR ARM	4.22%
3/27 6 Mo LIBOR IO	76.80%
5/25 6 Mo LIBOR ARM	1.20%
5/25 6 Mo LIBOR IO	6.55%
Interest Only	93.46%
Not Interest Only	6.54%
Prepay Penalty: 0 months	66.18%
Prepay Penalty: 12 months	0.58%
Prepay Penalty: 30 months	1.32%
Prepay Penalty: 36 months	27.72%
Prepay Penalty: 42 months	4.02%
Prepay Penalty: 60 months	0.18%
First Lien	100.00%
Full Documentation	9.71%
No Income Verification	3.59%
No Income/Asset Disclosure	0.54%
No Income/Employ Disclosure	1.74%
No Income/Employ/Asset Disclosure	2.39%
Stated Income	77.33%
Stated Income/Stated Asset	4.69%

Cash Out Refinance	26.99%
Purchase	66.42%
Rate/Term Refinance	6.59%
2F	7.13%
3F	2.89%
Condo High-Rise	1.14%
Condo Low-Rise	5.30%
Condo Mid-Rise	0.94%
Condo Site	0.57%
PUD	23.08%
Single Family Attached	2.13%
Single Family Detached	56.83%
Non-owner	22.60%
Primary	75.44%
Second Home	1.96%
Top 5 States:	
California	49.12%
Nevada	6.80%
Maryland	5.47%
New York	5.16%
Florida	5.08%

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
50,000.01 - 100,000.00	1	85,500.00	0.10%	6.500	359	90.00	623
100,000.01 - 150,000.00	3	365,484.28	0.41%	6.235	359	80.00	762
150,000.01 - 200,000.00	11	1,942,333.57	2.20%	6.395	359	80.00	721
200,000.01 - 250,000.00	3	654,200.00	0.74%	6.393	359	79.98	723
250,000.01 - 300,000.00	1	288,800.00	0.33%	6.500	360	80.00	702
350,000.01 - 400,000.00	32	12,148,225.36	13.74%	6.731	359	78.49	697
400,000.01 - 450,000.00	25	10,632,337.80	12.03%	6.618	360	79.13	705
450,000.01 - 500,000.00	25	11,998,299.28	13.57%	6.644	359	77.38	700
500,000.01 - 550,000.00	24	12,711,200.00	14.38%	6.332	359	77.27	700
550,000.01 - 600,000.00	16	9,255,234.55	10.47%	6.398	359	78.29	706
600,000.01 - 650,000.00	12	7,611,950.00	8.61%	6.707	359	78.69	717
650,000.01 - 700,000.00	5	3,459,000.00	3.91%	6.724	360	74.63	707
700,000.01 - 750,000.00	5	3,612,800.00	4.09%	6.673	359	73.00	714
750,000.01 - 800,000.00	3	2,354,800.00	2.66%	6.542	359	80.00	717
800,000.01 - 850,000.00	3	2,493,200.00	2.82%	6.625	360	77.29	718
850,000.01 - 900,000.00	1	875,000.00	0.99%	6.375	354	48.61	718
900,000.01 - 950,000.00	1	937,499.99	1.06%	6.250	358	75.00	657
950,000.01 - 1,000,000.00	6	5,866,200.00	6.64%	6.209	359	72.88	732
1,000,000.01+	1	1,100,000.00	1.24%	6.750	360	66.67	705
Total	**178**	**88,392,064.83**	**100.00%**	**6.545**	**359**	**77.08**	**707**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	1	113,600.00	0.13%	5.375	360	80.00	742
5.500 - 5.999	12	6,031,866.93	6.82%	5.787	359	78.27	709
6.000 - 6.499	67	34,054,303.71	38.53%	6.255	359	76.21	706
6.500 - 6.999	67	33,427,053.24	37.82%	6.654	359	77.79	707
7.000 - 7.499	22	10,652,090.95	12.05%	7.133	359	77.17	710
7.500 - 7.999	8	3,745,150.00	4.24%	7.635	359	76.93	702
8.000 - 8.499	1	368,000.00	0.42%	8.125	360	73.02	754
Total	**178**	**88,392,064.83**	**100.00%**	**6.545**	**359**	**77.08**	**707**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
600-624	1	85,500.00	0.10%	6.500	359	90.00	623
625-649	13	6,319,349.99	7.15%	6.543	359	76.04	644
650-674	32	15,744,948.40	17.81%	6.570	359	74.78	663
675-699	40	20,883,076.22	23.63%	6.471	359	76.95	686
700+	91	45,194,390.22	51.13%	6.571	359	78.06	741
None	1	164,800.00	0.19%	6.250	359	80.00	0
Total	**178**	**88,392,064.83**	**100.00%**	**6.545**	**359**	**77.08**	**707**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	2	1,425,000.00	1.61%	6.423	356	45.57	694
55.00- 59.99	1	980,000.00	1.11%	6.125	357	57.65	676
60.00- 64.99	3	1,929,000.00	2.18%	6.775	360	62.56	671
65.00- 69.99	7	4,066,300.00	4.60%	6.782	359	67.32	699
70.00- 74.99	18	10,079,173.02	11.40%	6.400	359	72.27	697
75.00- 79.99	40	20,388,003.36	23.07%	6.654	359	77.82	700
80.00	100	46,741,138.45	52.88%	6.522	359	80.00	716
80.01- 84.99	3	1,488,000.00	1.68%	6.178	359	82.90	702
90.00- 94.99	3	927,550.00	1.05%	6.555	360	91.74	717
95.00- 99.99	1	367,900.00	0.42%	6.625	360	95.00	703
Total	**178**	**88,392,064.83**	**100.00%**	**6.545**	**359**	**77.08**	**707**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
360	178	88,392,064.83	100.00%	6.545	359	77.08	707
Total	**178**	**88,392,064.83**	**100.00%**	**6.545**	**359**	**77.08**	**707**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
301-360	178	88,392,064.83	100.00%	6.545	359	77.08	707
Total	**178**	**88,392,064.83**	**100.00%**	**6.545**	**359**	**77.08**	**707**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	8	3,770,500.00	4.27%	6.747	359	78.03	715
20.01 -25.00	8	4,244,000.00	4.80%	6.533	360	73.82	717
25.01 -30.00	14	6,058,433.90	6.85%	6.514	359	78.69	723
30.01 -35.00	32	16,588,192.31	18.77%	6.557	359	77.22	703
35.01 -40.00	71	36,243,422.34	41.00%	6.481	359	77.43	708
40.01 -45.00	24	12,441,693.24	14.08%	6.572	359	77.59	690
45.01 -50.00	3	1,393,300.00	1.58%	6.248	360	80.61	726
60.01+	1	184,000.00	0.21%	6.500	359	80.00	788
None	17	7,468,523.04	8.45%	6.768	359	73.58	710
Total	**178**	**88,392,064.83**	**100.00%**	**6.545**	**359**	**77.08**	**707**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	178	88,392,064.83	100.00%	6.545	359	77.08	707
Total	**178**	**88,392,064.83**	**100.00%**	**6.545**	**359**	**77.08**	**707**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 Mo LIBOR ARM	2	985,675.40	1.12%	6.252	360	81.86	715
2/28 6 Mo LIBOR ARM IO	20	8,933,800.00	10.11%	6.451	359	77.56	704
3/27 6 Mo LIBOR ARM	10	3,732,203.61	4.22%	6.492	359	77.72	713
3/27 6 Mo LIBOR IO	130	67,884,801.55	76.80%	6.560	359	77.24	706
5/25 6 Mo LIBOR ARM	3	1,063,884.28	1.20%	6.280	360	80.00	735
5/25 6 Mo LIBOR IO	13	5,791,699.99	6.55%	6.636	358	72.70	714
Total	**178**	**88,392,064.83**	**100.00%**	**6.545**	**359**	**77.08**	**707**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	163	82,610,301.54	93.46%	6.554	359	76.96	706
Not Interest Only	15	5,781,763.29	6.54%	6.412	359	78.84	717
Total	**178**	**88,392,064.83**	**100.00%**	**6.545**	**359**	**77.08**	**707**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	110	58,495,944.98	66.18%	6.597	359	77.04	709
Prepay Penalty: 12 months	1	516,000.00	0.58%	7.000	359	80.00	741
Prepay Penalty: 30 months	2	1,169,000.00	1.32%	6.485	359	67.53	655
Prepay Penalty: 36 months	46	24,503,802.00	27.72%	6.409	359	77.11	702
Prepay Penalty: 42 months	18	3,552,283.91	4.02%	6.612	359	80.24	715
Prepay Penalty: 60 months	1	155,033.94	0.18%	5.875	354	80.00	711
Total	**178**	**88,392,064.83**	**100.00%**	**6.545**	**359**	**77.08**	**707**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	178	88,392,064.83	100.00%	6.545	359	77.08	707
Total	**178**	**88,392,064.83**	**100.00%**	**6.545**	**359**	**77.08**	**707**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	18	8,587,134.26	9.71%	6.415	359	75.54	707
No Income Verification	7	3,176,350.00	3.59%	6.370	359	67.69	675
No Income/Asset Disclosure	1	478,400.00	0.54%	7.875	359	80.00	732
No Income/Employ Disclosure	3	1,537,523.04	1.74%	6.735	360	76.82	722
No Income/Employ/Asset Disclosure	5	2,111,450.00	2.39%	7.179	360	78.12	748
Stated Income	135	68,355,757.54	77.33%	6.547	359	77.50	706
Stated Income/Stated Asset	9	4,145,449.99	4.69%	6.356	360	79.90	715
Total	**178**	**88,392,064.83**	**100.00%**	**6.545**	**359**	**77.08**	**707**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	46	23,859,004.09	26.99%	6.610	359	73.69	687
Purchase	120	58,706,710.76	66.42%	6.553	359	78.82	719
Rate/Term Refinance	12	5,826,349.98	6.59%	6.190	359	73.46	670
Total	**178**	**88,392,064.83**	**100.00%**	**6.545**	**359**	**77.08**	**707**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2F	12	6,299,100.00	7.13%	6.560	360	78.76	731
3F	4	2,553,800.00	2.89%	6.636	360	74.25	709
Condo High-Rise	2	1,009,999.99	1.14%	7.059	359	74.54	710
Condo Low-Rise	10	4,681,849.63	5.30%	6.723	360	76.83	693
Condo Mid-Rise	2	833,600.00	0.94%	7.375	360	80.00	716
Condo Site	1	500,000.00	0.57%	6.875	360	64.77	645
PUD	42	20,397,556.01	23.08%	6.494	359	76.34	692
Single Family Attached	4	1,881,400.00	2.13%	6.621	360	77.58	758
Single Family Detached	101	50,234,759.20	56.83%	6.512	359	77.45	710
Total	**178**	**88,392,064.83**	**100.00%**	**6.545**	**359**	**77.08**	**707**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	49	19,975,971.23	22.60%	6.739	359	77.57	722
Primary	125	66,681,060.61	75.44%	6.483	359	77.02	703
Second Home	4	1,735,032.99	1.96%	6.668	359	73.93	685
Total	**178**	**88,392,064.83**	**100.00%**	**6.545**	**359**	**77.08**	**707**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Arizona	6	3,178,750.00	3.60%	6.328	360	77.77	691
California	77	43,419,818.95	49.12%	6.455	359	76.59	707
Colorado	3	1,018,800.00	1.15%	6.819	359	79.54	671
District of Columbia	1	455,000.00	0.51%	6.500	359	70.00	713
Florida	9	4,489,299.99	5.08%	6.988	359	78.52	725
Georgia	2	1,193,000.00	1.35%	6.888	358	70.40	689
Illinois	5	2,440,190.96	2.76%	6.871	359	78.79	695
Louisiana	1	155,033.94	0.18%	5.875	354	80.00	711
Maryland	9	4,831,549.98	5.47%	6.857	359	72.79	677
Massachusetts	3	1,424,587.83	1.61%	6.203	359	79.31	698
Michigan	1	408,000.00	0.46%	6.750	359	80.00	684
Minnesota	20	4,450,827.15	5.04%	6.620	359	81.49	711
Nevada	11	6,008,232.99	6.80%	6.319	359	78.24	720
New Jersey	2	988,100.00	1.12%	6.354	360	75.81	772
New York	9	4,561,000.00	5.16%	6.827	360	79.07	742
North Carolina	5	2,375,150.00	2.69%	6.748	359	73.79	686
Oregon	2	811,900.00	0.92%	6.830	360	86.80	713
Pennsylvania	2	1,385,000.00	1.57%	6.365	360	73.87	718
Texas	1	489,523.04	0.55%	6.125	359	70.00	672
Virginia	6	2,892,300.00	3.27%	6.472	360	79.08	686
Washington	3	1,416,000.00	1.60%	6.538	358	77.68	712
Total	**178**	**88,392,064.83**	**100.00%**	**6.545**	**359**	**77.08**	**707**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.000 - 2.499	4	2,639,700.00	2.99%	6.072	358	71.70	718
2.500 - 2.999	174	85,752,364.83	97.01%	6.559	359	77.25	707
Total	**178**	**88,392,064.83**	**100.00%**	**6.545**	**359**	**77.08**	**707**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.000 - 2.499	4	2,639,700.00	2.99%	6.072	358	71.70	718
2.500 - 2.999	174	85,752,364.83	97.01%	6.559	359	77.25	707
Total	**178**	**88,392,064.83**	**100.00%**	**6.545**	**359**	**77.08**	**707**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10.500 -10.999	1	413,999.99	0.47%	5.875	359	74.59	686
11.000 -11.499	6	2,700,600.00	3.06%	6.290	358	67.20	714
11.500 -11.999	17	7,908,351.22	8.95%	6.010	359	79.09	716
12.000 -12.499	65	32,615,403.71	36.90%	6.278	359	76.90	706
12.500 -12.999	62	31,552,568.96	35.70%	6.671	359	77.62	705
13.000 -13.499	19	9,503,990.95	10.75%	7.139	360	77.50	709
13.500 -13.999	7	3,329,150.00	3.77%	7.652	359	76.54	703
14.000 -14.499	1	368,000.00	0.42%	8.125	360	73.02	754
Total	**178**	**88,392,064.83**	**100.00%**	**6.545**	**359**	**77.08**	**707**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	22	9,919,475.40	11.22%	6.431	359	77.99	705
5.000	156	78,472,589.43	88.78%	6.559	359	76.97	707
Total	**178**	**88,392,064.83**	**100.00%**	**6.545**	**359**	**77.08**	**707**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.000	178	88,392,064.83	100.00%	6.545	359	77.08	707
Total	**178**	**88,392,064.83**	**100.00%**	**6.545**	**359**	**77.08**	**707**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
05/01/07	15	5,984,175.40	6.77%	6.599	359	78.48	701
06/01/07	7	3,935,300.00	4.45%	6.175	360	77.25	712
12/01/07	1	155,033.94	0.18%	5.875	354	80.00	711
01/01/08	1	521,250.00	0.59%	6.125	355	75.00	646
02/01/08	3	1,535,000.00	1.74%	6.316	356	77.55	679
03/01/08	3	1,924,626.24	2.18%	6.004	357	68.62	680
04/01/08	8	4,743,199.99	5.37%	6.337	358	78.27	719
05/01/08	57	28,157,394.99	31.86%	6.601	359	77.67	701
06/01/08	67	34,580,500.00	39.12%	6.602	360	77.30	712
12/01/09	1	875,000.00	0.99%	6.375	354	48.61	718
04/01/10	1	176,000.00	0.20%	6.375	358	80.00	701
05/01/10	8	3,325,484.27	3.76%	6.581	359	73.89	724
06/01/10	6	2,479,100.00	2.80%	6.669	360	82.23	709
Total	**178**	**88,392,064.83**	**100.00%**	**6.545**	**359**	**77.08**	**707**

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Preliminary Term Sheet ***Date Prepared: June 28, 2005***

GreenPoint Mortgage Funding Trust 2005-HY1

$283,121,000 (Approximate, Subject to Final Collateral)
Publicly Offered Certificates
Adjustable Rate Residential Mortgage Loans

Class	Principal Balance [1]	WAL (Yrs) (Call/Mat) [2]	Pymt Window (Mths) (Call/Mat) [2]	Certificate Interest Rates	Tranche Type	Expected Ratings S&P/Moody's
1-A1A[3]	$283,121,000	2.72 / 2.89	1-74 / 1-162	Floater	Super Senior	AAA/Aaa
1-A1B[3]	$31,458,000	Not Marketed Hereby		Floater	Senior Mez	AAA/Aaa
2-A[3]	$117,421,000			Floater	Senior	AAA/Aaa
M-1[4]	$13,920,000			Floater	Subordinate	AA+/Aa1
M-2[4]	$7,200,000			Floater	Subordinate	AA/Aa2
M-3[4]	$6,960,000			Floater	Subordinate	A+/A1
M-4[4]	$3,600,000			Floater	Subordinate	A/A2
M-5[4]	$7,440,000			Floater	Subordinate	BBB/Baa2
M-6[4]	$2,400,000			Floater	Subordinate	BBB-/Baa3
M-7[4]	$3,600,000	Not Offered Herein		Floater	Subordinate	BB+/NR
Total	**$477,120,000**					

(1) *Distributions on the Class 1-A1A and Class 1-A1B will be derived from the Group 1 Mortgage Loans (as described herein). The Class 2-A Certificates will be derived from the Group 2 Mortgage Loans (as described herein). Distributions on the Subordinate Certificates will be derived from all the Mortgage Loans (as described herein). Class sizes are subject to final collateral and rating agency approval and are subject to a +/-10% variance.*

(2) *The WAL and Payment Windows to Call for the Class 1-A1A, Class 1-A1B, Class 2-A, Class M-1, Class M-2 Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates are shown to the Clean-Up Call Date (as described herein).*

(3) *The Senior Certificates will have a Certificate Interest Rate equal to the lesser of (i) One-Month LIBOR plus a related margin (which margin doubles after the Clean-Up Call Date), (ii) the Net WAC Cap and (iii) 10.50%.*

(4) *The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates will have a Certificate Interest Rate equal to the lesser of (i) One-Month LIBOR plus a margin (which margin is multiplied by 1.5 after the Clean-Up Call Date), (ii) the Net WAC Cap and (iii) 10.50%.*

The representations and covenants, cashflows and structure with respect to the transaction will comply in all respects with Freddie Mac's Investment Requirements, April 2005 Version. The transaction is anticipated to be structured as a QSPE.

Depositor: Greenwich Capital Acceptance, Inc.

Underwriter: Greenwich Capital Markets, Inc.

Originator: Greenpoint Mortgage Funding, Inc.

Servicer: Greenpoint Mortgage Funding, Inc.

Trustee and Custodian: Deutsche Bank National Trust Company.

Rating Agencies: S&P and Moody's will rate the Offered Certificates. It is expected that the Certificates will be assigned the credit ratings on page 1 of this Preliminary Term Sheet.

Statistical Cut-off Date: June 1, 2005.

Cut-off Date: For each Mortgage Loan in the mortgage pool on the Closing Date, the close of business on July 1, 2005. For each Mortgage Loan subsequently acquired by the trust with funds from the Pre-Funding Account, the later of the (i) origination date of the Mortgage Loan or (ii) the first day of the month in which such Mortgage Loan was acquired.

Pricing Date: On or about June [22], 2005.

Closing Date: On or about July 28, 2005.

Distribution Date: The 25th day of each month (or if not a business day, the next succeeding business day), commencing in August 2005.

Certificates: The "***Senior Certificates***" will consist of the Class 1-A1A, Class 1-A1B (the "***Group 1 Certificates***") and Class 2-A Certificates. The "***Subordinate Certificates***" will consist of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates. The Senior Certificates and the Subordinate Certificates (other than the Class M-7 Certificates) are collectively referred to herein as the "***Offered Certificates***". The Senior Certificates and Subordinate Certificates are collectively referred to herein as the "***Certificates.***"

Accrued Interest: The Offered Certificates will settle flat.

Accrual Period: The interest accrual period for each Distribution Date will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).

Registration: The Offered Certificates will be made available in book-entry form through DTC, and upon request only, through Clearstream, Luxembourg and Euroclear system.

Federal Tax Treatment: It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests along with rights under interest rate cap agreements held outside the REMIC for tax purposes.

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of any of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA or other similar laws.

SMMEA Treatment: The Senior Certificates and the Class M-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a clean-up call (the "***Clean-up Call***") which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to [10]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter).

Mortgage Loans: As of the Statistical Cut-off Date, the aggregate principal balance of the Initial Mortgage Loans described herein is approximately $341,781,227 (the "***Initial Mortgage Loans***").

As of the Statistical Cut-off Date, the aggregate principal balance of the Group 1 Initial Mortgage Loans described herein is approximately $253,389,162 (the "***Group 1 Initial Mortgage Loans***"). The Group 1 Initial Mortgage Loans are conforming balance, non-convertible, adjustable rate mortgage loans, all of which adjust based on 6 month LIBOR and have initial rate adjustments occurring approximately 2, 3, 5, 7 or 10 years after the date of origination of each mortgage loan. Each of the Group 1 Initial Mortgage Loans has an original term to maturity of 30 years. See the attached preliminary collateral information.

As of the Statistical Cut-off Date, the aggregate principal balance of the Group 2 Initial Mortgage Loans described herein is approximately $88,392,065 (the "***Group 2 Initial Mortgage Loans***"). The Group 2 Initial Mortgage Loans are non-convertible, adjustable rate mortgage loans, all of which adjust based on 6 month LIBOR and have initial rate adjustments occurring approximately 2, 3 or 5 years after the date of origination of each mortgage loan. Each of the Group 2 Initial Mortgage Loans has an original term to maturity of 30 years. See the attached preliminary collateral information.

Pre-Funding Account: An account (the "***Pre-Funding Account***") will be established on the Closing Date into which approximately $138,218,773 will be deposited, of which approximately (i) $96,142,888 will be used to purchase subsequent conforming mortgage loans (the "***Group 1 Subsequent Mortgage Loans***") and (ii) $42,075,885 will be used to purchase subsequent conforming and non-conforming adjustable-rate mortgage loans (the "***Group 2 Subsequent Mortgage Loans***"). The Group 1 Subsequent Mortgage Loans and the Group 2 Subsequent Mortgage Loans are collectively referred to herein as the "***Subsequent Mortgage Loans***". During the period from the Closing Date to and including October 24, 2005 (the "***Pre-Funding Period***"), the amounts on deposit in the Pre-Funding Account will be used to purchase Subsequent Mortgage Loans having similar characteristics to the related Initial Mortgage Loans (with any unused portion of such deposit amount to be distributed as a payment of principal of the related Offered Certificates on the Distribution Date immediately following such date). The Initial Mortgage Loans and the Subsequent Mortgage Loans are collectively referred to herein as the "***Mortgage Loans***".

Net WAC Cap: In the case of the Class 1-A1A, Class 1-A1B, Class 2-A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates, the weighted average of the net mortgage rates for the Mortgage Loans, adjusted for the related accrual period.

Net WAC Cap Carryover Amount: For any Distribution Date the "***Net WAC Cap Carryover Amount***" for any class of Offered Certificates is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the related Certificate Interest Rate (without giving effect to the New WAC Cap) over (b) the amount of interest accrued on such Class based on the Net WAC Cap and (ii) the unpaid portion of any Net WAC Cap Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Cap Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Yield Maintenance Agreement: On the Closing Date, the Trust will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Cap Carryover Amount on the Certificates to the extent necessary on the Distribution Dates occurring from September 2005 to November 2008. On each such Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of [10.50]% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Certificates and (b) the lesser of (i) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein and (ii) the aggregate principal balance of the Certificates and (c) the actual number of days in the related Interest Accrual Period divided by 360.

Credit Enhancement: Consists of the following:

1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination.

Excess Cashflow: The ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after priority 1) under "Priority of Distributions."

Overcollateralization Amount: The "***Overcollateralization Amount***" is equal to the excess of (i) the sum of the aggregate principal balance of the Mortgage Loans and any remaining amounts in the Pre-Funding Account over (ii) the aggregate principal balance of the Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 0.60% of the aggregate principal balance of the sum of (i) the Mortgage Loans as of the Cut-off Date and (ii) amounts in the Pre-funding Account as of the Closing Date.

Required Overcollateralization Amount:

On any Distribution Date, the "***Required Overcollateralization Amount***" is equal to:

(i) prior to the Stepdown Date, 0.60% of the sum of (i) the aggregate principal balance of the Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Account on the Closing Date, and

(ii) on or after the Stepdown Date, if no Trigger Event has occurred and is continuing, the greater of:
- (a) 1.20% of the current principal balance of the Mortgage Loans;
- (b) 0.35% of the sum of (i) the aggregate principal balance of the Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Account on the Closing Date (the "***OC Floor***"), and

(iii) during the occurrence and continuation of a Trigger Event, the Required Overcollateralization Target as of the previous Distribution Date.

Stepdown Date:

The earlier to occur of:

(i) the Distribution Date on which the principal balance of the Senior Certificates has been reduced to zero, and

(ii) the later to occur of:
- a. the Distribution Date occurring in August 2008; and
- b. the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to 20.00%.

Trigger Event:

A "***Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage exceeds [30.00]% of the current Credit Enhancement Percentage of the Senior Certificates or (ii) cumulative realized losses for the related Distribution Date as a percentage of the principal balance of the Mortgage Loans as of the Cut-off Date are greater than:

Distribution Date	Percentage
August 2007 – July 2008	[0.50]% for the first month plus an additional 1/12th of [0.50]% for each month thereafter
August 2008 – July 2009	[1.00]% for the first month plus an additional 1/12th of [0.50]% for each month thereafter
August 2009 – July 2010	[1.50]% for the first month plus an additional 1/12th of [0.50]% for each month thereafter
August 2010 – July 2011	[2.00]% for the first month plus an additional 1/12th of [0.25]% for each month thereafter
August 2011 and thereafter	[2.25]%

Group I Trigger Event:

A "***Group I Trigger Event***" is in effect on any Distribution Date if, before the Stepdown Date Date, the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related period (after giving effect to scheduled payments for such Distribution Date) divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds [0.50]%, or if, on or after the Stepdown Date, a Trigger Event is in effect.

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date and any Certificate is equal to (i) the sum of (a) the aggregate principal balance of the Certificates subordinate to such Certificate and (b) the Overcollateralization Amount divided by (ii) the sum of (a) the aggregate principal balance of the Mortgage Loans and (b) the amounts on deposit in the Pre-Funding Account, if any.

	Initial Credit Enhancement Percentage	Target Credit Enhancement Percentage on or After Stepdown Date
Senior	10.00%	20.00%
M-1	7.10%	14.20%
M-2	5.60%	11.20%
M-3	4.15%	8.30%
M-4	3.40%	6.80%
M-5	1.85%	3.70%
M-6	1.35%	2.70%
M-7	0.60%	1.20%

Allocation of Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Any realized losses on the Mortgage Loans will be allocated as follows: *first*, by the Excess Cashflow, and *second*, by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, *first* to the Class M-7 Certificates, *second*, to the Class M-6 Certificates, *third*, to the Class M-5 Certificates, *fourth*, to the Class M-4 Certificates, *fifth*, to the Class M-3 Certificates, *sixth*, to the Class M-2 Certificates, and *seventh*, to the Class M-1 Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds, as follows: first, to pay servicing fees and trustee fees, second, monthly interest plus any previously unpaid interest to the Senior Certificates, third, monthly interest plus any previously unpaid interest to the Class M-1 Certificates, fourth, monthly interest plus any previously unpaid interest to the Class M-2 Certificates, fifth, monthly interest plus and previously unpaid interest to the Class M-3 Certificates, sixth monthly interest plus and previously unpaid interest to the Class M-4 Certificates, seventh, monthly interest plus and previously unpaid interest to the Class M-5 Certificates, eighth, monthly interest plus and previously unpaid interest to the Class M-6 Certificate, and ninth, monthly interest plus and previously unpaid interest to the Class M-7 Certificate. Any remaining interest funds will be distributed as part of Excess Cashflow pursuant to 2), 4), and 5) below.
2) Principal funds (including any amounts required to be withdrawn from Excess Cashflow to the extent necessary to increase the Overcollateralization Amount to the Required Overcollateralization Amount), as follows: monthly principal to the Senior Certificates, generally from the related loan group, as described under "Principal Paydown," then monthly principal to the Class M-1 Certificates as described under "Principal Paydown," then monthly principal to the Class M-2 Certificates as described under "Principal Paydown.", then monthly principal to the Class M-3 Certificates as described under "Principal Paydown." , then monthly principal to the Class M-4 Certificates as described under "Principal Paydown." ,then monthly principal to the Class M-5 Certificates as described under "Principal Paydown." then monthly principal to the Class M-6 Certificates as described under "Principal Paydown.", and then monthly principal to the Class M-7 Certificates as described under "Principal Paydown.
3) From the proceeds of the Yield Maintenance Agreement, to pay any Net WAC Cap Carryover Amount pro rata based on the aggregate principal balance of the Certificates.
4) To the extent available, any remaining Excess Cashflow to pay any remaining Net WAC Cap Carryover Amount, first, to the Senior Certificates, pro rata, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6, and then to the Class M-7, only to the extent the Net WAC Cap Carryover Amount remains unpaid.
5) Any remaining Excess Cashflow to the holders of the non-offered certificates as described in the prospectus supplement.

Principal Paydown:

Principal allocated to the Group 1 Certificates will be distributed on a *pro rata* basis to the Class 1-A1A and Class 1-A1B Certificates until the aggregate principal balance thereof has been reduced to zero, *with the exception that,* if a Group 1 Trigger Event is in effect, principal allocated to the Group 1 Certificates will be distributed sequentially to the Class 1-A1A and Class 1-A1B Certificates, in that order, until the aggregate principal balance thereof has been reduced to zero.

Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal (including Excess Cashflow used to pay principal) will be paid, to the Senior Certificates provided, however if the Senior Certificates have been retired, principal will be applied first to the Class M-1 Certificates, second to the Class M-2 Certificates, third to the Class M-3 Certificates, fourth to the Class M-4 Certificates, fifth to the Class M-5 Certificates, sixth to the Class M-6 Certificates, and seventh to the Class M-7 Certificates, until each class principal balance has been reduced to zero.

On or after the Stepdown Date and if a Trigger Event is not in effect, the Offered Certificates will be entitled to receive payments of principal (including Excess Cashflow used to pay principal) in the following order of priority: first, to the Senior Certificates, such that the Senior Certificates will have at least 20.00% credit enhancement, second to the Class M-1 Certificates such that the Class M-1 Certificates will have at least 14.20% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 11.20% credit enhancement, fourth to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 8.30% credit enhancement fifth to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 6.80%, sixth to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 3.70%, seventh to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 2.70%, and eighth to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 1.20%.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication which supersede these Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Sensitivity Tables

Class 1-A1A To Call

	70 PPC	85 PPC	100 PPC	120 PPC	140 PPC
WAL (yr)	3.69	3.12	2.72	2.30	2.00
MDUR (yr)	3.30	2.84	2.50	2.14	1.88
First Prin Pay	1	1	1	1	1
Last Prin Pay	104	86	74	61	52

Class 1-A1A To Maturity

	70 PPC	85 PPC	100 PPC	120 PPC	140 PPC
WAL (yr)	3.96	3.34	2.89	2.45	2.12
MDUR (yr)	3.48	3.00	2.63	2.26	1.97
First Prin Pay	1	1	1	1	1
Last Prin Pay	230	192	162	132	110

Yield Maintenance Agreement Schedule

Period	Effective Notional Amount ($)	Cap Strike (%)	Cap Ceiling (%)
1	N/A	N/A	N/A
2	475,115,207	6.09956	10.50000
3	472,064,863	6.30285	10.50000
4	468,458,802	6.09950	10.50000
5	464,301,552	6.30278	10.50000
6	459,599,600	6.09943	10.50000
7	454,361,399	6.09940	10.50000
8	448,597,365	6.75286	10.50000
9	442,319,867	6.09933	10.50000
10	435,543,201	6.30260	10.50000
11	428,283,552	6.09925	10.50000
12	420,558,951	6.30252	10.50000
13	412,389,211	6.09918	10.50000
14	403,795,856	6.09914	10.50000
15	394,802,042	6.30240	10.50000
16	385,432,459	6.09906	10.50000
17	375,713,230	6.30232	10.50000
18	365,671,793	6.09898	10.50000
19	355,336,950	6.09893	10.50000
20	344,738,372	6.75234	10.50000
21	333,906,646	6.09884	10.50000
22	322,873,990	6.30209	10.50000
23	311,676,693	6.28296	10.50000
24	300,692,753	6.51000	10.50000
25	289,941,758	6.40832	10.50000
26	279,566,693	6.40820	10.50000
27	269,558,919	6.62168	10.50000
28	259,905,443	6.40795	10.50000
29	250,593,730	6.74792	10.50000
30	241,614,876	6.54287	10.50000
31	232,954,170	6.61480	10.50000
32	224,601,781	7.07085	10.50000
33	216,544,964	6.61453	10.50000
34	208,773,267	6.83900	10.50000
35	201,276,708	9.18241	10.50000
36	194,012,605	9.53495	10.50000
37	187,006,440	10.30023	10.50000
38	180,919,494	10.30005	10.50000
39	0	N/A	N/A
40	168,247,685	10.30048	10.50000
41 and thereafter	0	0	0

Effective Net WAC Cap Schedule

Period	Effective Net WAC Cap Schedule [1]	Period	Effective Net WAC Cap Schedule [1]
1	4.83	38	10.50
2	10.50	39	10.64
3	10.50	40	10.50
4	10.50	41	11.16
5	10.50	42	10.81
6	10.50	43	11.01
7	10.50	44	12.19
8	10.50	45	11.01
9	10.50	46	11.38
10	10.50	47	11.01
11	10.50	48	11.38
12	10.50	49	11.01
13	10.50	50	11.01
14	10.50	51	11.38
15	10.50	52	11.01
16	10.50	53	11.38
17	10.50	54	11.01
18	10.50	55	11.01
19	10.50	56	12.19
20	10.50	57	11.02
21	10.50	58	11.42
22	10.50	59	11.48
23	10.50	60	11.87
24	10.50	61	11.72
25	10.50	62	11.72
26	10.50	63	12.11
27	10.50	64	11.72
28	10.50	65	12.11
29	10.50	66	11.72
30	10.50	67	11.72
31	10.50	68	12.98
32	10.50	69	11.72
33	10.50	70	12.11
34	10.50	71	11.72
35	10.50	72	12.11
36	10.50	73	11.72
37	10.50	74	11.72

(1) The Effective Net WAC Cap Schedule is calculated assuming that the current rate for all indices is 20.00% after the first Distribution Date and is run at the pricing speed of 100% PPC to the Clean-up Call Date (Actual/ 360 basis). Includes proceeds from the Yield Maintenance Agreement.

Excess Spread

Period	FWD 1 Month LIBOR (%)	FWD 6 Month LIBOR (%)	Excess Spread Under STATIC LIBOR (%)(1,2,3)	Excess Spread Under FORWARD LIBOR (%) (1,2)	Period	FWD 1 Month LIBOR (%)	FWD 6 Month LIBOR (%)	Excess Spread Under STATIC LIBOR (%)(1,2,3)	Excess Spread Under FORWARD LIBOR (%) (1,2)
1	1.17	1.17	1.17	1.17	38	2.41	1.97	2.41	1.97
2	2.60	2.42	2.60	2.42	39	2.54	2.12	2.54	2.12
3	2.71	2.41	2.71	2.41	40	2.42	1.97	2.42	1.97
4	2.60	2.18	2.60	2.18	41	2.54	2.13	2.54	2.13
5	2.71	2.20	2.71	2.20	42	2.42	1.98	2.42	1.98
6	2.59	1.98	2.59	1.98	43	2.42	1.98	2.42	1.98
7	2.59	1.94	2.59	1.94	44	2.78	2.43	2.78	2.43
8	2.95	2.33	2.95	2.33	45	2.42	1.97	2.42	1.97
9	2.59	1.88	2.59	1.88	46	2.54	2.11	2.54	2.11
10	2.71	1.99	2.71	1.99	47	2.43	1.98	2.43	1.98
11	2.59	1.84	2.59	1.84	48	2.55	2.13	2.55	2.13
12	2.71	1.96	2.71	1.96	49	2.43	1.98	2.43	1.98
13	2.59	1.79	2.59	1.79	50	2.43	1.98	2.43	1.98
14	2.59	1.77	2.59	1.77	51	2.56	2.13	2.56	2.13
15	2.70	1.89	2.70	1.89	52	2.44	1.97	2.44	1.97
16	2.58	1.72	2.58	1.72	53	2.56	2.15	2.56	2.15
17	2.70	1.85	2.70	1.85	54	2.45	1.99	2.45	1.99
18	2.58	1.68	2.58	1.68	55	2.45	2.00	2.45	2.00
19	2.58	1.65	2.58	1.65	56	2.81	2.46	2.81	2.46
20	2.94	2.08	2.94	2.08	57	2.46	2.00	2.46	2.00
21	2.58	1.64	2.58	1.64	58	2.58	2.15	2.58	2.15
22	2.69	1.80	2.69	1.80	59	2.44	2.06	2.44	2.06
23	2.57	1.71	2.57	1.71	60	2.56	2.22	2.56	2.22
24	2.69	1.86	2.69	1.86	61	2.43	2.10	2.43	2.10
25	2.57	1.72	2.57	1.72	62	2.44	2.10	2.44	2.10
26	2.56	1.70	2.56	1.70	63	2.56	2.26	2.56	2.26
27	2.68	1.83	2.68	1.83	64	2.45	2.10	2.45	2.10
28	2.56	1.66	2.56	1.66	65	2.57	2.28	2.57	2.28
29	2.67	1.80	2.67	1.80	66	2.46	2.13	2.46	2.13
30	2.55	1.63	2.55	1.63	67	2.46	2.14	2.46	2.14
31	2.55	1.62	2.55	1.62	68	2.82	2.61	2.82	2.61
32	2.79	1.91	2.79	1.91	69	2.48	2.14	2.48	2.14
33	2.54	1.60	2.54	1.60	70	2.60	2.30	2.60	2.30
34	2.66	1.73	2.66	1.73	71	2.49	2.17	2.49	2.17
35	2.43	1.83	2.43	1.83	72	2.61	2.33	2.61	2.33
36	2.54	1.98	2.54	1.98	73	2.50	2.18	2.50	2.18
37	2.40	1.96	2.40	1.96	74	2.51	2.19	2.51	2.19

(1) Assumes the Pricing Prepayment Speed to the Optional Termination.

(2) Calculated as the (a) the product of (i) the interest collections on the collateral (net of the trust administrations, master servicing, servicing fees), less total interest on the Offered Certificates and (ii) 12 divided by (b) collateral balance as of the beginning period.

(3) Assumes 1mLIBOR stays at 3.27% and 6mLIBOR stays at 3.633%.

Total Collateral – Initial Mortgage Loans
As of the Statistical Cut-Off Date

		Minimum	Maximum
Scheduled Principal Balance	$341,781,227	$10,000	$1,100,000
Average Scheduled Principal Balance	$216,729		
Number of Mortgage Loans	1,577		
Weighted Average Gross Coupon	6.587%	5.250%	9.375%
Weighted Average FICO Score	708	621	816
Weighted Average Combined Original LTV	78.36%	3.85%	95.00%
Weighted Average Original Term	360 months	360 months	360 months
Weighted Average Stated Remaining Term	359 months	350 months	360 months
Weighted Average Seasoning	1 month	0 months	10 months
Weighted Average Gross Margin	2.745%	2.250%	3.750%
Weighted Average Minimum Interest Rate	2.747%	2.250%	3.875%
Weighted Average Maximum Interest Rate	12.441%	10.625%	16.625%
Weighted Average Initial Rate Cap	4.801%	3.000%	5.000%
Weighted Average Subsequent Rate Cap	2.000%	2.000%	2.000%
Weighted Average Months to Roll	38 months	22 months	120 months
Maturity Date		Aug 1 2034	Jun 1 2035
Maximum Zip Code Concentration	0.46%	89052	

ARM	100.00%	Cash Out Refinance	22.19%
		Purchase	67.76%
10/20 6 Mo LIBOR IO	0.25%	Rate/Term Refinance	10.05%
10/6 MO LIBOR	0.07%		
2/28 6 Mo LIBOR ARM	2.13%	2F	8.94%
2/28 6 Mo LIBOR ARM IO	7.80%	3F	3.46%
3/27 6 Mo LIBOR ARM	8.53%	4F	4.70%
3/27 6 Mo LIBOR IO	66.82%	Condo High-Rise	1.50%
5/25 6 Mo LIBOR ARM	1.91%	Condo Low-Rise	10.14%
5/25 6 Mo LIBOR IO	12.19%	Condo Mid-Rise	0.53%
7/23 6 Mo LIBOR ARM	0.04%	Condo Site	0.24%
7/23 6 Mo LIBOR IO	0.27%	Cooperative	0.02%
		PUD	21.29%
Interest Only	87.32%	Single Family Attached	2.20%
Not Interest Only	12.68%	Single Family Detached	46.97%
Prepay Penalty: 0 months	59.82%	Non-owner	47.46%
Prepay Penalty: 12 months	0.35%	Primary	49.41%
Prepay Penalty: 24 months	0.20%	Second Home	3.13%
Prepay Penalty: 30 months	0.77%		
Prepay Penalty: 36 months	37.77%	Top 5 States:	
Prepay Penalty: 42 months	1.04%	California	25.11%
Prepay Penalty: 60 months	0.05%	Florida	8.16%
		Arizona	7.39%
First Lien	100.00%	Nevada	5.42%
		Illinois	4.86%
Full Documentation	17.72%		
No Income Verification	2.19%		
No Income/Asset Disclosure	0.38%		
No Income/Employ Disclosure	0.98%		
No Income/Employ/Asset Disclosure	4.46%		
Stated Income	71.49%		
Stated Income/Stated Asset	2.79%		

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	39	1,513,891.90	0.44%	6.817	359	76.09	722
50,000.01 - 100,000.00	233	18,530,932.75	5.42%	6.682	359	78.25	713
100,000.01 - 150,000.00	360	45,466,359.34	13.30%	6.601	359	78.65	714
150,000.01 - 200,000.00	278	49,022,002.88	14.34%	6.578	359	79.08	712
200,000.01 - 250,000.00	219	48,829,853.82	14.29%	6.556	359	78.99	707
250,000.01 - 300,000.00	125	34,091,976.26	9.97%	6.594	359	79.42	706
300,000.01 - 350,000.00	96	30,825,793.80	9.02%	6.564	359	78.57	697
350,000.01 - 400,000.00	67	25,053,233.82	7.33%	6.717	359	77.73	699
400,000.01 - 450,000.00	43	18,388,142.53	5.38%	6.590	360	79.63	705
450,000.01 - 500,000.00	33	15,778,654.96	4.62%	6.708	359	78.59	706
500,000.01 - 550,000.00	27	14,301,200.00	4.18%	6.365	359	76.93	695
550,000.01 - 600,000.00	19	10,977,734.54	3.21%	6.475	359	78.30	716
600,000.01 - 650,000.00	12	7,611,950.00	2.23%	6.707	359	78.69	717
650,000.01 - 700,000.00	6	4,150,000.00	1.21%	6.604	360	74.00	717
700,000.01 - 750,000.00	5	3,612,800.00	1.06%	6.673	359	73.00	714
750,000.01 - 800,000.00	3	2,354,800.00	0.69%	6.542	359	80.00	717
800,000.01 - 850,000.00	3	2,493,200.00	0.73%	6.625	360	77.29	718
850,000.01 - 900,000.00	1	875,000.00	0.26%	6.375	354	48.61	718
900,000.01 - 950,000.00	1	937,499.99	0.27%	6.250	358	75.00	657
950,000.01 - 1,000,000.00	6	5,866,200.00	1.72%	6.209	359	72.88	732
1,000,000.01+	1	1,100,000.00	0.32%	6.750	360	66.67	705
Total	**1,577**	**341,781,226.59**	**100.00%**	**6.587**	**359**	**78.36**	**708**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	4	614,773.01	0.18%	5.273	357	73.47	721
5.500 - 5.999	112	25,082,397.51	7.34%	5.787	359	78.22	715
6.000 - 6.499	469	110,230,195.48	32.25%	6.227	359	77.35	709
6.500 - 6.999	665	140,151,532.36	41.01%	6.675	359	78.55	707
7.000 - 7.499	238	47,274,135.89	13.83%	7.144	359	78.89	701
7.500 - 7.999	73	15,311,763.55	4.48%	7.628	359	80.52	718
8.000 - 8.499	10	1,999,778.79	0.59%	8.203	358	88.56	725
8.500 - 8.999	4	758,650.00	0.22%	8.646	360	87.48	689
9.000 - 9.499	2	358,000.00	0.10%	9.222	360	93.05	659
Total	**1,577**	**341,781,226.59**	**100.00%**	**6.587**	**359**	**78.36**	**708**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
600-624	8	1,154,340.84	0.34%	6.278	359	78.51	622
625-649	98	24,706,753.81	7.23%	6.487	359	76.43	641
650-674	264	59,939,623.00	17.54%	6.679	359	76.84	663
675-699	348	77,827,755.27	22.77%	6.613	359	78.69	687
700+	858	177,987,953.67	52.08%	6.560	359	78.99	742
None	1	164,800.00	0.05%	6.250	359	80.00	0
Total	**1,577**	**341,781,226.59**	**100.00%**	**6.587**	**359**	**78.36**	**708**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	17	3,404,785.64	1.00%	6.589	358	41.91	711
50.00- 54.99	10	1,526,830.11	0.45%	6.383	359	52.80	686
55.00- 59.99	13	3,114,450.00	0.91%	6.258	359	57.89	701
60.00- 64.99	19	4,757,760.11	1.39%	6.571	360	62.75	690
65.00- 69.99	44	11,331,711.65	3.32%	6.634	359	68.20	686
70.00- 74.99	107	26,131,395.88	7.65%	6.435	359	72.17	694
75.00- 79.99	434	85,567,302.47	25.04%	6.579	359	78.76	709
80.00	831	186,259,696.52	54.50%	6.568	359	80.00	711
80.01- 84.99	6	2,075,278.34	0.61%	6.365	359	83.00	699
85.00- 89.99	23	3,335,102.77	0.98%	7.099	359	88.13	705
90.00- 94.99	55	10,160,467.99	2.97%	7.068	359	90.80	724
95.00- 99.99	18	4,116,445.11	1.20%	7.290	358	95.00	704
Total	**1,577**	**341,781,226.59**	**100.00%**	**6.587**	**359**	**78.36**	**708**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
360	1,577	341,781,226.59	100.00%	6.587	359	78.36	708
Total	**1,577**	**341,781,226.59**	**100.00%**	**6.587**	**359**	**78.36**	**708**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
301-360	1,577	341,781,226.59	100.00%	6.587	359	78.36	708
Total	**1,577**	**341,781,226.59**	**100.00%**	**6.587**	**359**	**78.36**	**708**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	83	14,484,029.91	4.24%	6.674	359	79.06	719
20.01 -25.00	116	22,894,120.88	6.70%	6.553	359	77.89	717
25.01 -30.00	215	40,323,522.24	11.80%	6.535	359	78.66	708
30.01 -35.00	314	65,703,317.95	19.22%	6.574	359	78.25	707
35.01 -40.00	538	126,400,023.02	36.98%	6.555	359	78.61	707
40.01 -45.00	168	39,494,935.30	11.56%	6.542	359	77.37	697
45.01 -50.00	25	4,903,343.19	1.43%	6.470	359	79.39	708
60.01+	1	184,000.00	0.05%	6.500	359	80.00	788
None	117	27,393,934.10	8.02%	6.907	359	78.22	715
Total	**1,577**	**341,781,226.59**	**100.00%**	**6.587**	**359**	**78.36**	**708**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	1,577	341,781,226.59	100.00%	6.587	359	78.36	708
Total	**1,577**	**341,781,226.59**	**100.00%**	**6.587**	**359**	**78.36**	**708**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10/20 6 Mo LIBOR IO	6	842,130.00	0.25%	7.529	359	82.01	703
10/6 MO LIBOR	1	236,800.00	0.07%	7.125	360	80.00	681
2/28 6 Mo LIBOR ARM	37	7,292,025.90	2.13%	6.396	359	79.74	714
2/28 6 Mo LIBOR ARM IO	112	26,652,288.82	7.80%	6.403	359	78.39	702
3/27 6 Mo LIBOR ARM	175	29,145,160.90	8.53%	6.546	359	79.29	713
3/27 6 Mo LIBOR IO	969	228,380,805.44	66.82%	6.585	359	78.47	707
5/25 6 Mo LIBOR ARM	44	6,517,415.59	1.91%	6.673	359	78.71	722
5/25 6 Mo LIBOR IO	226	41,647,699.94	12.19%	6.734	359	77.06	708
7/23 6 Mo LIBOR ARM	1	150,000.00	0.04%	6.625	360	24.59	743
7/23 6 Mo LIBOR IO	6	916,900.00	0.27%	6.773	359	70.24	726
Total	**1,577**	**341,781,226.59**	**100.00%**	**6.587**	**359**	**78.36**	**708**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	1,319	298,439,824.20	87.32%	6.593	359	78.25	707
Not Interest Only	258	43,341,402.39	12.68%	6.543	359	79.09	714
Total	**1,577**	**341,781,226.59**	**100.00%**	**6.587**	**359**	**78.36**	**708**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	865	204,437,876.90	59.82%	6.639	359	78.19	708
Prepay Penalty: 12 months	3	1,208,600.00	0.35%	6.759	359	85.52	729
Prepay Penalty: 24 months	8	694,682.67	0.20%	6.915	358	83.55	729
Prepay Penalty: 30 months	11	2,625,799.99	0.77%	6.592	358	74.36	659
Prepay Penalty: 36 months	671	129,106,949.18	37.77%	6.500	359	78.54	708
Prepay Penalty: 42 months	18	3,552,283.91	1.04%	6.612	359	80.24	715
Prepay Penalty: 60 months	1	155,033.94	0.05%	5.875	354	80.00	711
Total	**1,577**	**341,781,226.59**	**100.00%**	**6.587**	**359**	**78.36**	**708**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	1,577	341,781,226.59	100.00%	6.587	359	78.36	708
Total	**1,577**	**341,781,226.59**	**100.00%**	**6.587**	**359**	**78.36**	**708**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	362	60,551,277.75	17.72%	6.484	359	78.60	717
No Income Verification	29	7,488,377.34	2.19%	6.448	359	69.27	696
No Income/Asset Disclosure	5	1,284,122.92	0.38%	6.757	359	76.62	729
No Income/Employ Disclosure	11	3,350,054.52	0.98%	6.576	359	75.57	726
No Income/Employ/Asset Disclosure	72	15,241,190.46	4.46%	7.216	359	83.14	721
Stated Income	1,064	244,339,951.61	71.49%	6.586	359	78.28	705
Stated Income/Stated Asset	34	9,526,251.99	2.79%	6.343	359	79.58	714
Total	**1,577**	**341,781,226.59**	**100.00%**	**6.587**	**359**	**78.36**	**708**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	305	75,824,610.62	22.19%	6.581	359	75.77	686
Purchase	1,106	231,596,973.48	67.76%	6.602	359	79.71	719
Rate/Term Refinance	166	34,359,642.49	10.05%	6.497	359	74.90	682
Total	**1,577**	**341,781,226.59**	**100.00%**	**6.587**	**359**	**78.36**	**708**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2F	128	30,557,617.42	8.94%	6.617	359	79.50	715
3F	36	11,824,548.19	3.46%	6.719	359	78.25	704
4F	51	16,080,082.71	4.70%	6.759	360	76.46	713
Condo High-Rise	23	5,142,231.16	1.50%	6.649	359	78.32	717
Condo Low-Rise	210	34,662,805.50	10.14%	6.601	359	78.69	711
Condo Mid-Rise	7	1,815,220.71	0.53%	6.910	360	78.49	718
Condo Site	2	833,599.19	0.24%	6.625	360	70.86	668
Cooperative	1	60,000.00	0.02%	7.000	360	54.55	623
PUD	326	72,752,797.03	21.29%	6.574	359	78.26	705
Single Family Attached	48	7,524,172.84	2.20%	6.592	359	78.20	725
Single Family Detached	745	160,528,151.84	46.97%	6.550	359	78.36	706
Total	**1,577**	**341,781,226.59**	**100.00%**	**6.587**	**359**	**78.36**	**708**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	915	162,195,922.18	47.46%	6.659	359	78.78	719
Primary	609	168,884,640.31	49.41%	6.511	359	78.02	697
Second Home	53	10,700,664.10	3.13%	6.673	359	77.35	710
Total	**1,577**	**341,781,226.59**	**100.00%**	**6.587**	**359**	**78.36**	**708**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	1	125,649.43	0.04%	7.125	359	79.99	661
Arizona	134	25,270,396.36	7.39%	6.538	359	78.73	717
California	236	85,828,569.22	25.11%	6.439	359	76.77	706
Colorado	72	13,319,641.07	3.90%	6.533	359	79.61	715
Connecticut	12	2,370,842.83	0.69%	6.482	359	78.02	702
Delaware	2	397,200.00	0.12%	6.926	360	65.15	684
District of Columbia	12	2,859,776.73	0.84%	6.644	359	75.41	693
Florida	152	27,886,651.41	8.16%	6.718	359	79.69	717
Georgia	69	10,045,669.37	2.94%	6.779	359	78.45	718
Idaho	16	1,957,111.82	0.57%	6.537	360	80.06	726
Illinois	87	16,599,687.41	4.86%	6.637	359	78.63	708
Indiana	10	781,059.14	0.23%	6.929	359	82.80	731
Kansas	3	180,677.67	0.05%	6.880	359	77.79	733
Kentucky	1	78,000.00	0.02%	6.750	360	67.83	734
Louisiana	3	359,833.94	0.11%	6.212	357	80.00	736
Maine	1	328,000.00	0.10%	6.750	359	80.00	769
Maryland	43	11,408,016.15	3.34%	6.761	359	76.23	678
Massachusetts	39	11,174,934.20	3.27%	6.560	359	78.76	711
Michigan	46	6,074,735.92	1.78%	6.817	360	80.33	694
Minnesota	33	6,607,647.81	1.93%	6.552	359	81.00	712
Missouri	14	1,272,524.12	0.37%	6.869	359	79.41	736
Montana	4	596,099.99	0.17%	6.453	359	83.07	704
Nebraska	2	101,100.00	0.03%	6.907	360	78.15	680
Nevada	73	18,519,463.12	5.42%	6.471	359	79.34	713
New Hampshire	4	660,540.08	0.19%	6.665	359	76.76	694
New Jersey	28	6,528,004.86	1.91%	6.615	359	78.25	704
New Mexico	3	357,499.96	0.10%	5.978	359	79.99	721
New York	42	15,243,461.13	4.46%	6.747	360	79.71	714
North Carolina	34	6,519,893.94	1.91%	6.996	359	79.64	690
North Dakota	2	160,000.00	0.05%	6.250	359	80.00	762
Ohio	29	4,049,327.53	1.18%	6.715	359	79.28	679
Oregon	55	10,034,652.78	2.94%	6.536	360	78.14	709
Pennsylvania	30	4,795,820.18	1.40%	6.543	359	76.56	712
Rhode Island	6	1,296,700.00	0.38%	6.621	359	69.56	737
South Carolina	20	1,935,899.97	0.57%	6.801	359	79.16	732
South Dakota	1	98,400.00	0.03%	7.625	360	94.98	699
Tennessee	14	1,835,637.37	0.54%	6.700	359	81.71	708
Texas	84	9,957,168.26	2.91%	6.746	359	79.20	713
Utah	18	2,363,971.20	0.69%	6.360	359	80.09	717
Vermont	1	131,868.59	0.04%	6.000	359	80.00	738
Virginia	60	15,597,907.60	4.56%	6.592	359	78.12	688
Washington	81	16,071,185.43	4.70%	6.596	359	79.24	710
Total	**1,577**	**341,781,226.59**	**100.00%**	**6.587**	**359**	**78.36**	**708**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.000 - 2.499	8	3,379,049.92	0.99%	6.164	358	72.65	721
2.500 - 2.999	1,568	338,345,926.67	98.99%	6.591	359	78.41	708
3.500 - 3.999	1	56,250.00	0.02%	6.875	357	66.18	750
Total	**1,577**	**341,781,226.59**	**100.00%**	**6.587**	**359**	**78.36**	**708**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.000 - 2.499	8	3,379,049.92	0.99%	6.164	358	72.65	721
2.500 - 2.999	1,562	337,329,275.84	98.70%	6.584	359	78.39	708
3.000 - 3.499	4	566,500.83	0.17%	8.819	359	90.38	685
3.500 - 3.999	3	506,400.00	0.15%	8.462	359	82.28	692
Total	**1,577**	**341,781,226.59**	**100.00%**	**6.587**	**359**	**78.36**	**708**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10.500 -10.999	8	1,721,673.10	0.50%	5.794	357	79.11	706
11.000 -11.499	58	11,454,235.84	3.35%	6.220	359	73.45	714
11.500 -11.999	243	47,669,149.43	13.95%	6.238	359	78.32	714
12.000 -12.499	468	108,013,301.57	31.60%	6.297	359	77.63	708
12.500 -12.999	552	119,923,023.00	35.09%	6.710	359	78.57	706
13.000 -13.499	187	38,860,067.80	11.37%	7.147	359	79.55	701
13.500 -13.999	48	11,556,397.89	3.38%	7.664	359	81.27	719
14.000 -14.499	8	1,791,277.96	0.52%	8.212	358	88.88	725
14.500 -14.999	2	308,500.00	0.09%	8.625	360	92.14	696
15.000 -15.499	2	358,000.00	0.10%	9.222	360	93.05	659
16.500 -16.999	1	125,600.00	0.04%	6.875	360	80.00	756
Total	**1,577**	**341,781,226.59**	**100.00%**	**6.587**	**359**	**78.36**	**708**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	149	33,944,314.72	9.93%	6.401	359	78.68	704
5.000	1,428	307,836,911.87	90.07%	6.607	359	78.32	708
Total	**1,577**	**341,781,226.59**	**100.00%**	**6.587**	**359**	**78.36**	**708**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.000	1,577	341,781,226.59	100.00%	6.587	359	78.36	708
Total	**1,577**	**341,781,226.59**	**100.00%**	**6.587**	**359**	**78.36**	**708**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
04/01/07	3	643,199.99	0.19%	6.500	358	80.00	675
05/01/07	73	18,329,930.62	5.36%	6.496	359	79.40	701
06/01/07	73	14,971,184.11	4.38%	6.282	360	77.74	710
08/01/07	1	86,299.93	0.03%	5.250	350	43.97	709
12/01/07	5	1,110,155.90	0.32%	6.909	354	86.84	706
01/01/08	5	1,292,675.80	0.38%	6.716	355	79.66	664
02/01/08	8	2,494,143.05	0.73%	6.363	356	79.77	690
03/01/08	27	6,256,422.77	1.83%	6.461	357	76.54	691
04/01/08	75	17,178,412.27	5.03%	6.423	358	79.36	714
05/01/08	585	122,135,606.62	35.74%	6.638	359	78.84	707
06/01/08	438	106,972,250.00	31.30%	6.548	360	78.13	710
09/01/09	2	293,829.97	0.09%	6.082	351	84.63	680
12/01/09	5	1,429,523.15	0.42%	6.352	354	60.78	699
01/01/10	1	241,799.97	0.07%	5.875	355	75.00	707
02/01/10	3	499,449.97	0.15%	6.708	356	79.58	729
03/01/10	5	777,013.75	0.23%	7.102	357	79.99	707
04/01/10	10	1,187,111.71	0.35%	6.912	358	80.36	712
05/01/10	129	22,863,137.01	6.69%	6.746	359	77.05	715
06/01/10	115	20,873,250.00	6.11%	6.725	360	78.27	707
04/01/12	1	113,600.00	0.03%	5.875	358	79.94	779
05/01/12	2	321,000.00	0.09%	7.431	359	52.15	667
06/01/12	4	632,300.00	0.19%	6.565	360	66.85	750
05/01/15	3	501,080.00	0.15%	7.007	359	79.98	679
06/01/15	4	577,850.00	0.17%	7.816	360	82.95	715
Total	**1,577**	**341,781,226.59**	**100.00%**	**6.587**	**359**	**78.36**	**708**

Group I Collateral – Initial Mortgage Loans
As of the Statistical Cut-Off Date

		Minimum	Maximum
Scheduled Principal Balance	$253,389,162	$10,000	$691,000
Average Scheduled Principal Balance	$181,122		
Number of Mortgage Loans	1,399		
Weighted Average Gross Coupon	6.601%	5.250%	9.375%
Weighted Average FICO Score	708	621	816
Weighted Average Combined Original LTV	78.80%	3.85%	95.00%
Weighted Average Original Term	360 months	360 months	360 months
Weighted Average Stated Remaining Term	359 months	350 months	360 months
Weighted Average Seasoning	1 month	0 months	10 months
Weighted Average Gross Margin	2.749%	2.250%	3.750%
Weighted Average Minimum Interest Rate	2.752%	2.250%	3.875%
Weighted Average Maximum Interest Rate	12.431%	10.625%	16.625%
Weighted Average Initial Rate Cap	4.810%	3.000%	5.000%
Weighted Average Subsequent Rate Cap	2.000%	2.000%	2.000%
Weighted Average Months to Roll	39 months	22 months	120 months
Maturity Date		Aug 1 2034	Jun 1 2035
Maximum Zip Code Concentration	0.52%	33186	

ARM	100.00%	Cash Out Refinance	20.51%
		Purchase	68.23%
10/20 6 Mo LIBOR IO	0.33%	Rate/Term Refinance	11.26%
10/6 MO LIBOR	0.09%		
2/28 6 Mo LIBOR ARM	2.49%	2F	9.57%
2/28 6 Mo LIBOR ARM IO	6.99%	3F	3.66%
3/27 6 Mo LIBOR ARM	10.03%	4F	6.35%
3/27 6 Mo LIBOR IO	63.34%	Condo High-Rise	1.63%
5/25 6 Mo LIBOR ARM	2.15%	Condo Low-Rise	11.83%
5/25 6 Mo LIBOR IO	14.15%	Condo Mid-Rise	0.39%
7/23 6 Mo LIBOR ARM	0.06%	Condo Site	0.13%
7/23 6 Mo LIBOR IO	0.36%	Cooperative	0.02%
		PUD	20.66%
Interest Only	85.18%	Single Family Attached	2.23%
Not Interest Only	14.82%	Single Family Detached	43.53%
Prepay Penalty: 0 months	57.60%	Non-owner	56.13%
Prepay Penalty: 12 months	0.27%	Primary	40.33%
Prepay Penalty: 24 months	0.27%	Second Home	3.54%
Prepay Penalty: 30 months	0.57%		
Prepay Penalty: 36 months	41.28%	Top 5 States:	
		California	16.74%
First Lien	100.00%	Florida	9.23%
		Arizona	8.72%
Full Documentation	20.51%	Washington	5.78%
No Income Verification	1.70%	Illinois	5.59%
No Income/Asset Disclosure	0.32%		
No Income/Employ Disclosure	0.72%		
No Income/Employ/Asset Disclosure	5.18%		
Stated Income	69.45%		
Stated Income/Stated Asset	2.12%		

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	39	1,513,891.90	0.60%	6.817	359	76.09	722
50,000.01 - 100,000.00	232	18,445,432.75	7.28%	6.683	359	78.19	713
100,000.01 - 150,000.00	357	45,100,875.06	17.80%	6.604	359	78.64	714
150,000.01 - 200,000.00	267	47,079,669.31	18.58%	6.585	359	79.05	712
200,000.01 - 250,000.00	216	48,175,653.82	19.01%	6.558	359	78.97	706
250,000.01 - 300,000.00	124	33,803,176.26	13.34%	6.595	359	79.42	706
300,000.01 - 350,000.00	96	30,825,793.80	12.17%	6.564	359	78.57	697
350,000.01 - 400,000.00	35	12,905,008.46	5.09%	6.704	359	77.01	700
400,000.01 - 450,000.00	18	7,755,804.73	3.06%	6.551	360	80.32	704
450,000.01 - 500,000.00	8	3,780,355.68	1.49%	6.912	359	82.42	725
500,000.01 - 550,000.00	3	1,590,000.00	0.63%	6.632	360	74.20	651
550,000.01 - 600,000.00	3	1,722,499.99	0.68%	6.889	359	78.37	772
650,000.01 - 700,000.00	1	691,000.00	0.27%	6.000	360	70.87	765
Total	**1,399**	**253,389,161.76**	**100.00%**	**6.601**	**359**	**78.80**	**708**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	3	501,173.01	0.20%	5.250	357	71.99	716
5.500 - 5.999	100	19,050,530.58	7.52%	5.787	359	78.21	717
6.000 - 6.499	402	76,175,891.77	30.06%	6.215	359	77.85	711
6.500 - 6.999	598	106,724,479.12	42.12%	6.682	359	78.79	707
7.000 - 7.499	216	36,622,044.94	14.45%	7.148	359	79.39	699
7.500 - 7.999	65	11,566,613.55	4.56%	7.625	359	81.69	724
8.000 - 8.499	9	1,631,778.79	0.64%	8.220	358	92.07	719
8.500 - 8.999	4	758,650.00	0.30%	8.646	360	87.48	689
9.000 - 9.499	2	358,000.00	0.14%	9.222	360	93.05	659
Total	**1,399**	**253,389,161.76**	**100.00%**	**6.601**	**359**	**78.80**	**708**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
600-624	7	1,068,840.84	0.42%	6.260	359	77.59	622
625-649	85	18,387,403.82	7.26%	6.468	359	76.57	640
650-674	232	44,194,674.60	17.44%	6.718	359	77.57	663
675-699	308	56,944,679.05	22.47%	6.665	359	79.32	687
700+	767	132,793,563.45	52.41%	6.556	359	79.30	743
Total	**1,399**	**253,389,161.76**	**100.00%**	**6.601**	**359**	**78.80**	**708**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	15	1,979,785.64	0.78%	6.708	359	39.27	723
50.00- 54.99	10	1,526,830.11	0.60%	6.383	359	52.80	686
55.00- 59.99	12	2,134,450.00	0.84%	6.319	360	58.00	713
60.00- 64.99	16	2,828,760.11	1.12%	6.432	360	62.88	703
65.00- 69.99	37	7,265,411.65	2.87%	6.551	359	68.69	678
70.00- 74.99	89	16,052,222.86	6.34%	6.457	359	72.12	692
75.00- 79.99	394	65,179,299.11	25.72%	6.555	359	79.05	711
80.00	731	139,518,558.07	55.06%	6.583	359	80.00	709
80.01- 84.99	3	587,278.34	0.23%	6.839	359	83.25	689
85.00- 89.99	23	3,335,102.77	1.32%	7.099	359	88.13	705
90.00- 94.99	52	9,232,917.99	3.64%	7.119	359	90.70	724
95.00- 99.99	17	3,748,545.11	1.48%	7.355	358	95.00	704
Total	**1,399**	**253,389,161.76**	**100.00%**	**6.601**	**359**	**78.80**	**708**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
360	1,399	253,389,161.76	100.00%	6.601	359	78.80	708
Total	**1,399**	**253,389,161.76**	**100.00%**	**6.601**	**359**	**78.80**	**708**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
301-360	1,399	253,389,161.76	100.00%	6.601	359	78.80	708
Total	**1,399**	**253,389,161.76**	**100.00%**	**6.601**	**359**	**78.80**	**708**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	75	10,713,529.91	4.23%	6.648	359	79.42	720
20.01 -25.00	108	18,650,120.88	7.36%	6.557	359	78.81	717
25.01 -30.00	201	34,265,088.34	13.52%	6.538	359	78.66	706
30.01 -35.00	282	49,115,125.64	19.38%	6.580	359	78.60	709
35.01 -40.00	467	90,156,600.68	35.58%	6.585	359	79.09	707
40.01 -45.00	144	27,053,242.06	10.68%	6.528	359	77.27	700
45.01 -50.00	22	3,510,043.19	1.39%	6.558	359	78.91	701
None	100	19,925,411.06	7.86%	6.959	359	79.96	716
Total	**1,399**	**253,389,161.76**	**100.00%**	**6.601**	**359**	**78.80**	**708**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	1,399	253,389,161.76	100.00%	6.601	359	78.80	708
Total	**1,399**	**253,389,161.76**	**100.00%**	**6.601**	**359**	**78.80**	**708**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10/20 6 Mo LIBOR IO	6	842,130.00	0.33%	7.529	359	82.01	703
10/6 MO LIBOR	1	236,800.00	0.09%	7.125	360	80.00	681
2/28 6 Mo LIBOR ARM	35	6,306,350.50	2.49%	6.418	359	79.41	714
2/28 6 Mo LIBOR ARM IO	92	17,718,488.82	6.99%	6.379	359	78.81	700
3/27 6 Mo LIBOR ARM	165	25,412,957.29	10.03%	6.554	359	79.52	713
3/27 6 Mo LIBOR IO	839	160,496,003.89	63.34%	6.596	359	78.98	708
5/25 6 Mo LIBOR ARM	41	5,453,531.31	2.15%	6.749	359	78.46	720
5/25 6 Mo LIBOR IO	213	35,855,999.95	14.15%	6.750	359	77.77	708
7/23 6 Mo LIBOR ARM	1	150,000.00	0.06%	6.625	360	24.59	743
7/23 6 Mo LIBOR IO	6	916,900.00	0.36%	6.773	359	70.24	726
Total	**1,399**	**253,389,161.76**	**100.00%**	**6.601**	**359**	**78.80**	**708**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	1,156	215,829,522.66	85.18%	6.608	359	78.74	707
Not Interest Only	243	37,559,639.10	14.82%	6.563	359	79.13	714
Total	**1,399**	**253,389,161.76**	**100.00%**	**6.601**	**359**	**78.80**	**708**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	755	145,941,931.92	57.60%	6.656	359	78.66	708
Prepay Penalty: 12 months	2	692,600.00	0.27%	6.580	359	89.63	721
Prepay Penalty: 24 months	8	694,682.67	0.27%	6.915	358	83.55	729
Prepay Penalty: 30 months	9	1,456,799.99	0.57%	6.678	358	79.84	663
Prepay Penalty: 36 months	625	104,603,147.18	41.28%	6.521	359	78.88	709
Total	**1,399**	**253,389,161.76**	**100.00%**	**6.601**	**359**	**78.80**	**708**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	1,399	253,389,161.76	100.00%	6.601	359	78.80	708
Total	**1,399**	**253,389,161.76**	**100.00%**	**6.601**	**359**	**78.80**	**708**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	344	51,964,143.49	20.51%	6.496	359	79.10	719
No Income Verification	22	4,312,027.34	1.70%	6.506	359	70.43	710
No Income/Asset Disclosure	4	805,722.92	0.32%	6.093	360	74.62	727
No Income/Employ Disclosure	8	1,812,531.48	0.72%	6.440	359	74.51	729
No Income/Employ/Asset Disclosure	67	13,129,740.46	5.18%	7.222	359	83.95	717
Stated Income	929	175,984,194.07	69.45%	6.601	359	78.58	704
Stated Income/Stated Asset	25	5,380,802.00	2.12%	6.333	359	79.34	714
Total	**1,399**	**253,389,161.76**	**100.00%**	**6.601**	**359**	**78.80**	**708**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	259	51,965,606.53	20.51%	6.569	359	76.73	685
Purchase	986	172,890,262.72	68.23%	6.618	359	80.02	719
Rate/Term Refinance	154	28,533,292.51	11.26%	6.560	359	75.19	684
Total	**1,399**	**253,389,161.76**	**100.00%**	**6.601**	**359**	**78.80**	**708**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2F	116	24,258,517.42	9.57%	6.632	359	79.69	711
3F	32	9,270,748.19	3.66%	6.743	359	79.35	703
4F	51	16,080,082.71	6.35%	6.759	360	76.46	713
Condo High-Rise	21	4,132,231.17	1.63%	6.549	359	79.24	719
Condo Low-Rise	200	29,980,955.87	11.83%	6.582	359	78.98	713
Condo Mid-Rise	5	981,620.71	0.39%	6.515	360	77.22	720
Condo Site	1	333,599.19	0.13%	6.250	359	80.00	702
Cooperative	1	60,000.00	0.02%	7.000	360	54.55	623
PUD	284	52,355,241.02	20.66%	6.606	359	79.01	710
Single Family Attached	44	5,642,772.84	2.23%	6.582	359	78.40	713
Single Family Detached	644	110,293,392.64	43.53%	6.567	359	78.78	705
Total	**1,399**	**253,389,161.76**	**100.00%**	**6.601**	**359**	**78.80**	**708**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	866	142,219,950.95	56.13%	6.648	359	78.95	719
Primary	484	102,203,579.70	40.33%	6.529	359	78.66	693
Second Home	49	8,965,631.11	3.54%	6.674	359	78.02	715
Total	**1,399**	**253,389,161.76**	**100.00%**	**6.601**	**359**	**78.80**	**708**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	1	125,649.43	0.05%	7.125	359	79.99	661
Arizona	128	22,091,646.36	8.72%	6.568	359	78.87	720
California	159	42,408,750.27	16.74%	6.423	359	76.96	705
Colorado	69	12,300,841.07	4.85%	6.509	359	79.61	718
Connecticut	12	2,370,842.83	0.94%	6.482	359	78.02	702
Delaware	2	397,200.00	0.16%	6.926	360	65.15	684
District of Columbia	11	2,404,776.73	0.95%	6.671	359	76.43	689
Florida	143	23,397,351.42	9.23%	6.666	359	79.91	715
Georgia	67	8,852,669.37	3.49%	6.764	359	79.54	722
Idaho	16	1,957,111.82	0.77%	6.537	360	80.06	726
Illinois	82	14,159,496.45	5.59%	6.596	359	78.60	710
Indiana	10	781,059.14	0.31%	6.929	359	82.80	731
Kansas	3	180,677.67	0.07%	6.880	359	77.79	733
Kentucky	1	78,000.00	0.03%	6.750	360	67.83	734
Louisiana	2	204,800.00	0.08%	6.468	359	80.00	754
Maine	1	328,000.00	0.13%	6.750	359	80.00	769
Maryland	34	6,576,466.17	2.60%	6.690	359	78.75	679
Massachusetts	36	9,750,346.37	3.85%	6.612	359	78.68	713
Michigan	45	5,666,735.92	2.24%	6.822	360	80.35	695
Minnesota	13	2,156,820.66	0.85%	6.413	359	79.98	715
Missouri	14	1,272,524.12	0.50%	6.869	359	79.41	736
Montana	4	596,099.99	0.24%	6.453	359	83.07	704
Nebraska	2	101,100.00	0.04%	6.907	360	78.15	680
Nevada	62	12,511,230.13	4.94%	6.544	359	79.87	709
New Hampshire	4	660,540.08	0.26%	6.665	359	76.76	694
New Jersey	26	5,539,904.86	2.19%	6.661	359	78.68	692
New Mexico	3	357,499.96	0.14%	5.978	359	79.99	721
New York	33	10,682,461.13	4.22%	6.713	359	79.99	702
North Carolina	29	4,144,743.94	1.64%	7.138	358	82.99	692
North Dakota	2	160,000.00	0.06%	6.250	359	80.00	762
Ohio	29	4,049,327.53	1.60%	6.715	359	79.28	679
Oregon	53	9,222,752.78	3.64%	6.510	360	77.37	708
Pennsylvania	28	3,410,820.18	1.35%	6.615	359	77.65	710
Rhode Island	6	1,296,700.00	0.51%	6.621	359	69.56	737
South Carolina	20	1,935,899.97	0.76%	6.801	359	79.16	732
South Dakota	1	98,400.00	0.04%	7.625	360	94.98	699
Tennessee	14	1,835,637.37	0.72%	6.700	359	81.71	708
Texas	83	9,467,645.22	3.74%	6.778	359	79.68	716
Utah	18	2,363,971.20	0.93%	6.360	359	80.09	717
Vermont	1	131,868.59	0.05%	6.000	359	80.00	738
Virginia	54	12,705,607.60	5.01%	6.620	359	77.90	688
Washington	78	14,655,185.43	5.78%	6.602	359	79.39	710
Total	**1,399**	**253,389,161.76**	**100.00%**	**6.601**	**359**	**78.80**	**708**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.000 - 2.499	4	739,349.92	0.29%	6.492	357	76.02	732
2.500 - 2.999	1,394	252,593,561.84	99.69%	6.602	359	78.81	708
3.500 - 3.999	1	56,250.00	0.02%	6.875	357	66.18	750
Total	**1,399**	**253,389,161.76**	**100.00%**	**6.601**	**359**	**78.80**	**708**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.000 - 2.499	4	739,349.92	0.29%	6.492	357	76.02	732
2.500 - 2.999	1,388	251,576,911.01	99.28%	6.593	359	78.77	708
3.000 - 3.499	4	566,500.83	0.22%	8.819	359	90.38	685
3.500 - 3.999	3	506,400.00	0.20%	8.462	359	82.28	692
Total	**1,399**	**253,389,161.76**	**100.00%**	**6.601**	**359**	**78.80**	**708**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10.500 -10.999	7	1,307,673.11	0.52%	5.768	356	80.53	712
11.000 -11.499	52	8,753,635.84	3.45%	6.199	359	75.38	713
11.500 -11.999	226	39,760,798.21	15.69%	6.284	359	78.17	713
12.000 -12.499	403	75,397,897.86	29.76%	6.305	359	77.95	710
12.500 -12.999	490	88,370,454.04	34.88%	6.723	359	78.91	706
13.000 -13.499	168	29,356,076.85	11.59%	7.150	359	80.21	698
13.500 -13.999	41	8,227,247.89	3.25%	7.668	359	83.18	726
14.000 -14.499	7	1,423,277.96	0.56%	8.234	358	92.98	717
14.500 -14.999	2	308,500.00	0.12%	8.625	360	92.14	696
15.000 -15.499	2	358,000.00	0.14%	9.222	360	93.05	659
16.500 -16.999	1	125,600.00	0.05%	6.875	360	80.00	756
Total	**1,399**	**253,389,161.76**	**100.00%**	**6.601**	**359**	**78.80**	**708**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	127	24,024,839.32	9.48%	6.389	359	78.97	704
5.000	1,272	229,364,322.44	90.52%	6.624	359	78.78	709
Total	**1,399**	**253,389,161.76**	**100.00%**	**6.601**	**359**	**78.80**	**708**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.000	1,399	253,389,161.76	100.00%	6.601	359	78.80	708
Total	**1,399**	**253,389,161.76**	**100.00%**	**6.601**	**359**	**78.80**	**708**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
04/01/07	3	643,199.99	0.25%	6.500	358	80.00	675
05/01/07	58	12,345,755.22	4.87%	6.446	359	79.85	700
06/01/07	66	11,035,884.11	4.36%	6.319	360	77.92	709
08/01/07	1	86,299.93	0.03%	5.250	350	43.97	709
12/01/07	4	955,121.96	0.38%	7.077	354	87.95	705
01/01/08	4	771,425.80	0.30%	7.115	355	82.81	677
02/01/08	5	959,143.05	0.38%	6.439	356	83.33	707
03/01/08	24	4,331,796.53	1.71%	6.665	357	80.05	696
04/01/08	67	12,435,212.28	4.91%	6.456	358	79.78	712
05/01/08	528	93,978,211.63	37.09%	6.650	359	79.19	709
06/01/08	371	72,391,750.00	28.57%	6.523	360	78.53	709
09/01/09	2	293,829.97	0.12%	6.082	351	84.63	680
12/01/09	4	554,523.15	0.22%	6.317	354	79.99	668
01/01/10	1	241,799.97	0.10%	5.875	355	75.00	707
02/01/10	3	499,449.97	0.20%	6.708	356	79.58	729
03/01/10	5	777,013.75	0.31%	7.102	357	79.99	707
04/01/10	9	1,011,111.71	0.40%	7.005	358	80.42	714
05/01/10	121	19,537,652.74	7.71%	6.774	359	77.59	713
06/01/10	109	18,394,150.00	7.26%	6.733	360	77.73	706
04/01/12	1	113,600.00	0.04%	5.875	358	79.94	779
05/01/12	2	321,000.00	0.13%	7.431	359	52.15	667
06/01/12	4	632,300.00	0.25%	6.565	360	66.85	750
05/01/15	3	501,080.00	0.20%	7.007	359	79.98	679
06/01/15	4	577,850.00	0.23%	7.816	360	82.95	715
Total	**1,399**	**253,389,161.76**	**100.00%**	**6.601**	**359**	**78.80**	**708**

Group II Collateral – Initial Mortgage Loans
As of the Statistical Cut-Off Date

		Minimum	Maximum
Scheduled Principal Balance	$88,392,065	$85,500	$1,100,000
Average Scheduled Principal Balance	$496,585		
Number of Mortgage Loans	178		
Weighted Average Gross Coupon	6.545%	5.375%	8.125%
Weighted Average FICO Score	707	623	809
Weighted Average Combined Original LTV	77.08%	40.74%	95.00%
Weighted Average Original Term	360 months	360 months	360 months
Weighted Average Stated Remaining Term	359 months	354 months	360 months
Weighted Average Seasoning	1 month	0 months	6 months
Weighted Average Gross Margin	2.735%	2.250%	2.750%
Weighted Average Minimum Interest Rate	2.735%	2.250%	2.750%
Weighted Average Maximum Interest Rate	12.467%	10.875%	14.125%
Weighted Average Initial Rate Cap	4.776%	3.000%	5.000%
Weighted Average Subsequent Rate Cap	2.000%	2.000%	2.000%
Weighted Average Months to Roll	36 months	23 months	60 months
Maturity Date		Dec 1 2034	Jun 1 2035
Maximum Zip Code Concentration	1.55%	93955	

ARM	100.00%	Cash Out Refinance	26.99%
		Purchase	66.42%
2/28 6 Mo LIBOR ARM	1.12%	Rate/Term Refinance	6.59%
2/28 6 Mo LIBOR ARM IO	10.11%		
3/27 6 Mo LIBOR ARM	4.22%	2F	7.13%
3/27 6 Mo LIBOR IO	76.80%	3F	2.89%
5/25 6 Mo LIBOR ARM	1.20%	Condo High-Rise	1.14%
5/25 6 Mo LIBOR IO	6.55%	Condo Low-Rise	5.30%
		Condo Mid-Rise	0.94%
Interest Only	93.46%	Condo Site	0.57%
Not Interest Only	6.54%	PUD	23.08%
		Single Family Attached	2.13%
Prepay Penalty: 0 months	66.18%	Single Family Detached	56.83%
Prepay Penalty: 12 months	0.58%		
Prepay Penalty: 30 months	1.32%	Non-owner	22.60%
Prepay Penalty: 36 months	27.72%	Primary	75.44%
Prepay Penalty: 42 months	4.02%	Second Home	1.96%
Prepay Penalty: 60 months	0.18%		
		Top 5 States:	
First Lien	100.00%	California	49.12%
		Nevada	6.80%
Full Documentation	9.71%	Maryland	5.47%
No Income Verification	3.59%	New York	5.16%
No Income/Asset Disclosure	0.54%	Florida	5.08%
No Income/Employ Disclosure	1.74%		
No Income/Employ/Asset Disclosure	2.39%		
Stated Income	77.33%		
Stated Income/Stated Asset	4.69%		

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
50,000.01 - 100,000.00	1	85,500.00	0.10%	6.500	359	90.00	623
100,000.01 - 150,000.00	3	365,484.28	0.41%	6.235	359	80.00	762
150,000.01 - 200,000.00	11	1,942,333.57	2.20%	6.395	359	80.00	721
200,000.01 - 250,000.00	3	654,200.00	0.74%	6.393	359	79.98	723
250,000.01 - 300,000.00	1	288,800.00	0.33%	6.500	360	80.00	702
350,000.01 - 400,000.00	32	12,148,225.36	13.74%	6.731	359	78.49	697
400,000.01 - 450,000.00	25	10,632,337.80	12.03%	6.618	360	79.13	705
450,000.01 - 500,000.00	25	11,998,299.28	13.57%	6.644	359	77.38	700
500,000.01 - 550,000.00	24	12,711,200.00	14.38%	6.332	359	77.27	700
550,000.01 - 600,000.00	16	9,255,234.55	10.47%	6.398	359	78.29	706
600,000.01 - 650,000.00	12	7,611,950.00	8.61%	6.707	359	78.69	717
650,000.01 - 700,000.00	5	3,459,000.00	3.91%	6.724	360	74.63	707
700,000.01 - 750,000.00	5	3,612,800.00	4.09%	6.673	359	73.00	714
750,000.01 - 800,000.00	3	2,354,800.00	2.66%	6.542	359	80.00	717
800,000.01 - 850,000.00	3	2,493,200.00	2.82%	6.625	360	77.29	718
850,000.01 - 900,000.00	1	875,000.00	0.99%	6.375	354	48.61	718
900,000.01 - 950,000.00	1	937,499.99	1.06%	6.250	358	75.00	657
950,000.01 - 1,000,000.00	6	5,866,200.00	6.64%	6.209	359	72.88	732
1,000,000.01+	1	1,100,000.00	1.24%	6.750	360	66.67	705
Total	**178**	**88,392,064.83**	**100.00%**	**6.545**	**359**	**77.08**	**707**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	1	113,600.00	0.13%	5.375	360	80.00	742
5.500 - 5.999	12	6,031,866.93	6.82%	5.787	359	78.27	709
6.000 - 6.499	67	34,054,303.71	38.53%	6.255	359	76.21	706
6.500 - 6.999	67	33,427,053.24	37.82%	6.654	359	77.79	707
7.000 - 7.499	22	10,652,090.95	12.05%	7.133	359	77.17	710
7.500 - 7.999	8	3,745,150.00	4.24%	7.635	359	76.93	702
8.000 - 8.499	1	368,000.00	0.42%	8.125	360	73.02	754
Total	**178**	**88,392,064.83**	**100.00%**	**6.545**	**359**	**77.08**	**707**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
600-624	1	85,500.00	0.10%	6.500	359	90.00	623
625-649	13	6,319,349.99	7.15%	6.543	359	76.04	644
650-674	32	15,744,948.40	17.81%	6.570	359	74.78	663
675-699	40	20,883,076.22	23.63%	6.471	359	76.95	686
700+	91	45,194,390.22	51.13%	6.571	359	78.06	741
None	1	164,800.00	0.19%	6.250	359	80.00	0
Total	**178**	**88,392,064.83**	**100.00%**	**6.545**	**359**	**77.08**	**707**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	2	1,425,000.00	1.61%	6.423	356	45.57	694
55.00- 59.99	1	980,000.00	1.11%	6.125	357	57.65	676
60.00- 64.99	3	1,929,000.00	2.18%	6.775	360	62.56	671
65.00- 69.99	7	4,066,300.00	4.60%	6.782	359	67.32	699
70.00- 74.99	18	10,079,173.02	11.40%	6.400	359	72.27	697
75.00- 79.99	40	20,388,003.36	23.07%	6.654	359	77.82	700
80.00	100	46,741,138.45	52.88%	6.522	359	80.00	716
80.01- 84.99	3	1,488,000.00	1.68%	6.178	359	82.90	702
90.00- 94.99	3	927,550.00	1.05%	6.555	360	91.74	717
95.00- 99.99	1	367,900.00	0.42%	6.625	360	95.00	703
Total	**178**	**88,392,064.83**	**100.00%**	**6.545**	**359**	**77.08**	**707**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
360	178	88,392,064.83	100.00%	6.545	359	77.08	707
Total	**178**	**88,392,064.83**	**100.00%**	**6.545**	**359**	**77.08**	**707**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
301-360	178	88,392,064.83	100.00%	6.545	359	77.08	707
Total	**178**	**88,392,064.83**	**100.00%**	**6.545**	**359**	**77.08**	**707**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	8	3,770,500.00	4.27%	6.747	359	78.03	715
20.01 -25.00	8	4,244,000.00	4.80%	6.533	360	73.82	717
25.01 -30.00	14	6,058,433.90	6.85%	6.514	359	78.69	723
30.01 -35.00	32	16,588,192.31	18.77%	6.557	359	77.22	703
35.01 -40.00	71	36,243,422.34	41.00%	6.481	359	77.43	708
40.01 -45.00	24	12,441,693.24	14.08%	6.572	359	77.59	690
45.01 -50.00	3	1,393,300.00	1.58%	6.248	360	80.61	726
60.01+	1	184,000.00	0.21%	6.500	359	80.00	788
None	17	7,468,523.04	8.45%	6.768	359	73.58	710
Total	**178**	**88,392,064.83**	**100.00%**	**6.545**	**359**	**77.08**	**707**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	178	88,392,064.83	100.00%	6.545	359	77.08	707
Total	**178**	**88,392,064.83**	**100.00%**	**6.545**	**359**	**77.08**	**707**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 Mo LIBOR ARM	2	985,675.40	1.12%	6.252	360	81.86	715
2/28 6 Mo LIBOR ARM IO	20	8,933,800.00	10.11%	6.451	359	77.56	704
3/27 6 Mo LIBOR ARM	10	3,732,203.61	4.22%	6.492	359	77.72	713
3/27 6 Mo LIBOR IO	130	67,884,801.55	76.80%	6.560	359	77.24	706
5/25 6 Mo LIBOR ARM	3	1,063,884.28	1.20%	6.280	360	80.00	735
5/25 6 Mo LIBOR IO	13	5,791,699.99	6.55%	6.636	358	72.70	714
Total	**178**	**88,392,064.83**	**100.00%**	**6.545**	**359**	**77.08**	**707**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	163	82,610,301.54	93.46%	6.554	359	76.96	706
Not Interest Only	15	5,781,763.29	6.54%	6.412	359	78.84	717
Total	**178**	**88,392,064.83**	**100.00%**	**6.545**	**359**	**77.08**	**707**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	110	58,495,944.98	66.18%	6.597	359	77.04	709
Prepay Penalty: 12 months	1	516,000.00	0.58%	7.000	359	80.00	741
Prepay Penalty: 30 months	2	1,169,000.00	1.32%	6.485	359	67.53	655
Prepay Penalty: 36 months	46	24,503,802.00	27.72%	6.409	359	77.11	702
Prepay Penalty: 42 months	18	3,552,283.91	4.02%	6.612	359	80.24	715
Prepay Penalty: 60 months	1	155,033.94	0.18%	5.875	354	80.00	711
Total	**178**	**88,392,064.83**	**100.00%**	**6.545**	**359**	**77.08**	**707**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	178	88,392,064.83	100.00%	6.545	359	77.08	707
Total	**178**	**88,392,064.83**	**100.00%**	**6.545**	**359**	**77.08**	**707**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	18	8,587,134.26	9.71%	6.415	359	75.54	707
No Income Verification	7	3,176,350.00	3.59%	6.370	359	67.69	675
No Income/Asset Disclosure	1	478,400.00	0.54%	7.875	359	80.00	732
No Income/Employ Disclosure	3	1,537,523.04	1.74%	6.735	360	76.82	722
No Income/Employ/Asset Disclosure	5	2,111,450.00	2.39%	7.179	360	78.12	748
Stated Income	135	68,355,757.54	77.33%	6.547	359	77.50	706
Stated Income/Stated Asset	9	4,145,449.99	4.69%	6.356	360	79.90	715
Total	**178**	**88,392,064.83**	**100.00%**	**6.545**	**359**	**77.08**	**707**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	46	23,859,004.09	26.99%	6.610	359	73.69	687
Purchase	120	58,706,710.76	66.42%	6.553	359	78.82	719
Rate/Term Refinance	12	5,826,349.98	6.59%	6.190	359	73.46	670
Total	**178**	**88,392,064.83**	**100.00%**	**6.545**	**359**	**77.08**	**707**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2F	12	6,299,100.00	7.13%	6.560	360	78.76	731
3F	4	2,553,800.00	2.89%	6.636	360	74.25	709
Condo High-Rise	2	1,009,999.99	1.14%	7.059	359	74.54	710
Condo Low-Rise	10	4,681,849.63	5.30%	6.723	360	76.83	693
Condo Mid-Rise	2	833,600.00	0.94%	7.375	360	80.00	716
Condo Site	1	500,000.00	0.57%	6.875	360	64.77	645
PUD	42	20,397,556.01	23.08%	6.494	359	76.34	692
Single Family Attached	4	1,881,400.00	2.13%	6.621	360	77.58	758
Single Family Detached	101	50,234,759.20	56.83%	6.512	359	77.45	710
Total	**178**	**88,392,064.83**	**100.00%**	**6.545**	**359**	**77.08**	**707**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	49	19,975,971.23	22.60%	6.739	359	77.57	722
Primary	125	66,681,060.61	75.44%	6.483	359	77.02	703
Second Home	4	1,735,032.99	1.96%	6.668	359	73.93	685
Total	**178**	**88,392,064.83**	**100.00%**	**6.545**	**359**	**77.08**	**707**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Arizona	6	3,178,750.00	3.60%	6.328	360	77.77	691
California	77	43,419,818.95	49.12%	6.455	359	76.59	707
Colorado	3	1,018,800.00	1.15%	6.819	359	79.54	671
District of Columbia	1	455,000.00	0.51%	6.500	359	70.00	713
Florida	9	4,489,299.99	5.08%	6.988	359	78.52	725
Georgia	2	1,193,000.00	1.35%	6.888	358	70.40	689
Illinois	5	2,440,190.96	2.76%	6.871	359	78.79	695
Louisiana	1	155,033.94	0.18%	5.875	354	80.00	711
Maryland	9	4,831,549.98	5.47%	6.857	359	72.79	677
Massachusetts	3	1,424,587.83	1.61%	6.203	359	79.31	698
Michigan	1	408,000.00	0.46%	6.750	359	80.00	684
Minnesota	20	4,450,827.15	5.04%	6.620	359	81.49	711
Nevada	11	6,008,232.99	6.80%	6.319	359	78.24	720
New Jersey	2	988,100.00	1.12%	6.354	360	75.81	772
New York	9	4,561,000.00	5.16%	6.827	360	79.07	742
North Carolina	5	2,375,150.00	2.69%	6.748	359	73.79	686
Oregon	2	811,900.00	0.92%	6.830	360	86.80	713
Pennsylvania	2	1,385,000.00	1.57%	6.365	360	73.87	718
Texas	1	489,523.04	0.55%	6.125	359	70.00	672
Virginia	6	2,892,300.00	3.27%	6.472	360	79.08	686
Washington	3	1,416,000.00	1.60%	6.538	358	77.68	712
Total	**178**	**88,392,064.83**	**100.00%**	**6.545**	**359**	**77.08**	**707**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.000 - 2.499	4	2,639,700.00	2.99%	6.072	358	71.70	718
2.500 - 2.999	174	85,752,364.83	97.01%	6.559	359	77.25	707
Total	**178**	**88,392,064.83**	**100.00%**	**6.545**	**359**	**77.08**	**707**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.000 - 2.499	4	2,639,700.00	2.99%	6.072	358	71.70	718
2.500 - 2.999	174	85,752,364.83	97.01%	6.559	359	77.25	707
Total	**178**	**88,392,064.83**	**100.00%**	**6.545**	**359**	**77.08**	**707**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10.500 -10.999	1	413,999.99	0.47%	5.875	359	74.59	686
11.000 -11.499	6	2,700,600.00	3.06%	6.290	358	67.20	714
11.500 -11.999	17	7,908,351.22	8.95%	6.010	359	79.09	716
12.000 -12.499	65	32,615,403.71	36.90%	6.278	359	76.90	706
12.500 -12.999	62	31,552,568.96	35.70%	6.671	359	77.62	705
13.000 -13.499	19	9,503,990.95	10.75%	7.139	360	77.50	709
13.500 -13.999	7	3,329,150.00	3.77%	7.652	359	76.54	703
14.000 -14.499	1	368,000.00	0.42%	8.125	360	73.02	754
Total	**178**	**88,392,064.83**	**100.00%**	**6.545**	**359**	**77.08**	**707**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	22	9,919,475.40	11.22%	6.431	359	77.99	705
5.000	156	78,472,589.43	88.78%	6.559	359	76.97	707
Total	**178**	**88,392,064.83**	**100.00%**	**6.545**	**359**	**77.08**	**707**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.000	178	88,392,064.83	100.00%	6.545	359	77.08	707
Total	**178**	**88,392,064.83**	**100.00%**	**6.545**	**359**	**77.08**	**707**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
05/01/07	15	5,984,175.40	6.77%	6.599	359	78.48	701
06/01/07	7	3,935,300.00	4.45%	6.175	360	77.25	712
12/01/07	1	155,033.94	0.18%	5.875	354	80.00	711
01/01/08	1	521,250.00	0.59%	6.125	355	75.00	646
02/01/08	3	1,535,000.00	1.74%	6.316	356	77.55	679
03/01/08	3	1,924,626.24	2.18%	6.004	357	68.62	680
04/01/08	8	4,743,199.99	5.37%	6.337	358	78.27	719
05/01/08	57	28,157,394.99	31.86%	6.601	359	77.67	701
06/01/08	67	34,580,500.00	39.12%	6.602	360	77.30	712
12/01/09	1	875,000.00	0.99%	6.375	354	48.61	718
04/01/10	1	176,000.00	0.20%	6.375	358	80.00	701
05/01/10	8	3,325,484.27	3.76%	6.581	359	73.89	724
06/01/10	6	2,479,100.00	2.80%	6.669	360	82.23	709
Total	**178**	**88,392,064.83**	**100.00%**	**6.545**	**359**	**77.08**	**707**